PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

2025







Letter from Our Lead Independent Director

Fellow Stockholders,

Netflix delivered an outstanding performance in 2024. We finished the year with more than 300 million paying memberships, our revenue increased by 16% to $39 billion, our operating margin expanded by six points to 27% and our operating income exceeded $10 billion for the first time in company history.

Our record year was driven by our ability to improve all aspects of our service — from giving our members more series and films they love, to improving our product experience, scaling our advertising offering and continuing to expand into new areas like live programming and games.

In 2024, we delivered a wide variety of high quality shows and movies that entertained audiences everywhere. We celebrated the return of big franchises like *Bridgerton* and *Squid Game*, introduced new hit comedies like *Nobody Wants This* and *A Man on the Inside*, released action-packed films like *Carry-On* and *Rebel Ridge*, saw shows like *Baby Reindeer* and *The Crown* nominated for major awards, and celebrated must-watch live events like *The Roast of Tom Brady*, the record-breaking boxing match between Jake Paul and Mike Tyson and two NFL games on Christmas Day. Our strong slate, combined with our reach, recommendations and fandom, continue to position Netflix as a

clear leader in entertainment more broadly — with high levels of engagement, which is our best proxy for customer satisfaction.

As we head into 2025, the Netflix leadership team is focused on sustaining our strong momentum and healthy growth, and creating even more value for our shareholders. The Board and management continue to engage shareholders in discussions about our policies and practices.

On behalf of the Board and management, we thank you for your investment.

Warm regards,

Jay C. Hoag

Jay C. Hoag
Lead Independent Director



Notice

Notice of Annual Meeting of Stockholders to be Held on June 5, 2025

To the Stockholders of Netflix, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Netflix, Inc., a Delaware corporation (the "Company," "Netflix," "we," "us," or "our"), will be held on June 5, 2025 at 3:00 p.m. Pacific Time (6:00 p.m. Eastern Time) ("Annual Meeting"). You can attend the Annual Meeting via the internet and vote your shares electronically by visiting *www.virtualshareholdermeeting.com/NFLX2025* (there is no physical location for the Annual Meeting). You will need to have your 16-Digit Control Number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) to join the Annual Meeting.

THE ANNUAL MEETING WILL BE HELD FOR THE FOLLOWING PURPOSES:

1. To elect 12 directors to hold office until the 2026 annual meeting of stockholders;

2. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025;

3. Advisory approval of the Company's Named Executive Officer compensation;

4. To consider five stockholder proposals, if properly presented at the Annual Meeting; and

5. To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

These business items are described more fully in the Proxy Statement accompanying this Notice. Only stockholders who owned our common stock at the close of business on April 7, 2025 can vote at this meeting and any adjournments that may take place.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING VIA THE INTERNET.

For ten days prior to the Annual Meeting, a complete list of the stockholders entitled to vote at the meeting will be available for examination by any stockholder for any purpose germane to the meeting. Please email board@netflix.com to make arrangements to examine the stockholder list.

By order of the Board of Directors



David Hyman
Chief Legal Officer and Secretary
April 17, 2025
Los Gatos, California

YOUR VOTE IS IMPORTANT. PLEASE VOTE OVER THE INTERNET, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING VIA THE INTERNET. IF YOU RECEIVED A PAPER PROXY CARD AND VOTING INSTRUCTIONS BY MAIL, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING VIA THE INTERNET.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE **ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 5, 2025**: THIS PROXY STATEMENT, THE NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND THE ANNUAL REPORT ARE AVAILABLE AT *WWW.PROXYVOTE.COM.*

Table of Contents

Netflix 2024 Year in Review

Business Highlights

In 2024, we executed on our plan to reaccelerate growth by continuing to improve all aspects of our service, including more series and films our members love, innovation in our product, a scaled ads offering, and growth into new areas such as games and live programming. In 2024, we surpassed 300 million paid memberships, achieved approximately $39 billion in revenue, representing approximately 16% year-over-year growth, and over $10 billion of operating income, as well as increased our net cash provided by operating activities to approximately $7.4 billion.

Shareholder Engagement

The Board appreciates shareholder feedback, and we engage with our shareholders throughout the year to better understand their perspectives. We continued to engage with shareholders throughout 2024. Our engagement team includes Board members, and Netflix Legal and Investor Relations teams.

Engagement since the 2024 annual meeting

50%
We invited 21 shareholders, representing approximately 50% of shares outstanding as of December 31, 2024 to engage and provide feedback

18
We met with 18 shareholders, collectively representing approximately 30% of our shares outstanding, including shareholders who reached out to Netflix for engagement

23%
Directors participated in meetings with shareholders representing approximately 23% of shares outstanding

Directors participated in approximately 50% of engagement meetings

We engaged with shareholders to discuss a wide range of issues, including our governance, strategic priorities, and performance, as well as environmental and social matters. Many shareholders acknowledged the company's strong performance in 2024 and expressed support for the changes adopted in the executive compensation program. Feedback on the 2024 executive compensation structure was generally positive, with some investors inquiring about potential future changes to the program. Shareholders raised questions about board refreshment, executive succession planning, talent development, and company culture. Additionally, our shareholders also focused on our use and governance of artificial intelligence, as well as our climate strategy and disclosures on social matters.

Inclusion

We believe an important component of our success is our company culture. This culture, which is detailed in the "Netflix Culture Memo" located on our website, incorporates Inclusion as one of our values. We aim to attract and retain great people - representing a broad array of perspectives and skills - to work together as a dream team. We want more people and cultures to see themselves reflected on screen - so it's important that our employee base represents the communities we serve. We look to help increase representation by educating our people leaders and recruiters on how to hire more inclusively, and to help the company and senior leaders diversify their networks. We also support numerous employee resource groups, open to all, representing employees and allies from a broad array of historically underrepresented and/or marginalized communities.

In 2024, we published an Environmental, Social and Governance ("ESG") Report, which included a snapshot of representation within the Company, and for the first time, we shared information about recruitment, retention and pay equity. We also separately publish our U.S. Employer Equal Opportunity data ("EEO-1 data") reaching back to our 2014 filing. We also partner with the USC Annenberg Inclusion Initiative to publish a biennial report regarding representation on U.S.-commissioned films and series.

Environment

In 2024, we made further progress towards meeting our climate targets by helping to modernize the production of films and series. We continued to (a) optimize, electrify and decarbonize energy use in productions and operations, (b) match any remaining emissions in support of global net zero goals by investing in natural climate solutions, and (c) increase the use of cleaner technologies like electric vehicles and clean mobile power across our films and series, helping reduce our carbon emissions and transition away from fossil fuels. We also continue to add to the Netflix Sustainability Stories Collection with over 200 films and TV series from every genre.

Transparency

We are committed to continued shareholder engagement and transparency and provide comprehensive ESG-related information on our Investor Relations website and in our ESG Report published annually. We align our reporting to the Task Force on Climate-Related Financial Disclosures ("TCFD") and the Sustainability Accounting Standards Board ("SASB") reporting framework for the "Internet & Media Services" and "Media & Entertainment" industries. The ESG Reports, Political Activity Disclosures, EEO-1 data and other ESG information are available at *ir.netflix.net/esg*.

PROPOSAL 1

OUR BOARD OF DIRECTORS
ELECTION OF DIRECTORS

Directors Standing for Election

Our Board currently consists of the following 13 members: Richard Barton, Mathias Döpfner, Timothy Haley, Reed Hastings, Jay Hoag, Leslie Kilgore, Strive Masiyiwa, Ann Mather, Greg Peters, Ambassador Susan Rice, Ted Sarandos, Brad Smith and Anne Sweeney. Mr. Haley has informed the Company of his decision not to stand for re-election at the Annual Meeting. Each current director, other than Mr. Haley, has been nominated for election at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the 12 director nominees nominated by the Board in this Proxy Statement. If any of the nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for a substitute nominee designated by the Board to fill the vacancy. Each nominee has agreed to serve as a director of the Company if elected.

Nominee	Age	Principal Occupation
Richard Barton	57	co-Executive Chairman and co-founder of Zillow Group
Mathias Döpfner	62	Chairman and CEO of Axel Springer SE
Reed Hastings*	64	Chairman of Netflix
Jay Hoag	66	General Partner, TCV
Leslie Kilgore	59	Former Chief Marketing Officer of Netflix
Strive Masiyiwa	64	Founder and Executive Chairman of Econet Global
Ann Mather	65	Former Executive Vice President and Chief Financial Officer of Pixar
Greg Peters	54	co-Chief Executive Officer and President of Netflix
Ambassador Susan Rice	60	Former US Permanent Representative to the United Nations
Ted Sarandos	60	co-Chief Executive Officer and President of Netflix
Brad Smith	66	Vice Chairman of Microsoft
Anne Sweeney	67	Former Co-Chair, Disney Media Networks and President, Disney/ABC Television Group

* Effective April 17, 2025, Mr. Hastings transitioned from Executive Chairman to Chairman of the Board and a non-executive director.

Each nominee has extensive business experience, education and personal skills that qualifies them to serve as an effective Board member. The specific experience, qualifications and skills of each nominee are set forth below. The Nominating and Governance Committee evaluates potential candidates for service on the Board.

Required Vote

We have implemented majority voting in uncontested elections of directors. Our Bylaws provide that in an uncontested election, each director will be elected by a vote of the majority votes cast, which includes votes to withhold authority but excludes abstentions. Abstentions and broker non-votes are not counted as votes cast and therefore will have no effect on determining whether the required majority vote has been attained.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**FOR**" the nominees listed above.

Who We Are

Board Overview

Our Board is composed of 13 highly experienced, talented, and qualified directors with experience as board members and executives at some of the world's most successful companies. We believe that the Board is well situated to navigate the changing competitive terrain that Netflix operates within. The Board has led Netflix through its evolution from a US DVD-by-mail company to a global streaming company to one of the leading entertainment companies in the world, while effectively managing risk and overseeing management performance. We believe that a diverse mix of skills, experience, perspectives and backgrounds contribute to an effective Board. The composition of our Board has evolved over the past several years, and when looking to fill Board positions, we will continue to evaluate potential candidates who we believe complement and augment our current Board.

Innovation
Knowledge of how to anticipate consumer and technological trends

Content
Experience with the entertainment and media industry

International
Expertise in global business cultures and consumer preferences

STRATEGY ALIGNMENT
Our Board has the experience and expertise that aligns with these important facets of our long-term strategy

Our Directors

Richard Barton INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2002

AGE: 57

COMMITTEES: AUDIT



**Other Public
Company Boards**
• Qurate Retail, Inc.
  (formerly Liberty
  Interactive Corporation)
• Zillow Group, Inc.

Why this director is valuable to Netflix
Having founded successful internet-based companies (including Zillow, Expedia and GlassDoor), Mr. Barton provides strategic and technical insight to the Board, and as the Co-Executive Chairman and former Chief Executive Officer of Zillow Group, brings extensive leadership and operational experience, as well as financial acumen to the Board. In addition, Mr. Barton brings experience with respect to marketing products to consumers through the internet.

Also...
Mr. Barton was a venture partner at Benchmark, a venture capital firm that has been an early-stage investor in companies like Twitter, Instagram, Uber and Zillow, from 2005 to 2018. He has served on many public company boards, including Altimeter Growth Corp. from 2020 to 2021 and Altimeter Growth Corp. 2 from 2021 to 2022. Mr. Barton holds a B.S. in general engineering: industrial economics from Stanford University.

Career Snapshot:
• Co-Executive Chairman of Zillow Group (since 2024), Co-founder and Chief Executive of Zillow Group (2005-2011 and 2019-2024)
• Co-founder and Chairman of GlassDoor (2007-2018)
• Founder and Chief Executive Officer of Expedia (1996-2003)

Mathias Döpfner INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2018

AGE: 62

COMMITTEES: COMPENSATION



**Other Public
Company Boards**
• Warner Music Group Corp.

Why this director is valuable to Netflix
As a media executive located in Germany, Mr. Döpfner brings international perspective, media experience and business acumen to the Board.

Also...
Mr. Döpfner has extensive experience in media and digital transformation and a strong track record of increasing revenues related to digital activities. He previously served on the boards of Vodafone Group plc from 2015 to 2018 and Time Warner Inc. from 2006 to 2018. Additionally, his relationships and honorary offices at entities including the American Jewish Committee and the steering committee of the Bilderberg conference among many others provide him with relevant insight and perspective in international media. He studied Musicology, German and Theatrical Arts in Frankfurt and Boston.

Career Snapshot:
• Chairman and CEO, Axel Springer SE (POLITICO, Business Insider, BILD, WELT) (since 2002)
• His former roles at Axel Springer SE include editor-in-chief of Die Welt (1998-2000) and as a member of the Management Board (starting in 2000)
• Visiting Professor in media at University of Cambridge, St. John's College (2010)

Timothy Haley*

INDEPENDENT DIRECTOR

DIRECTOR SINCE: 1998

AGE: 70

COMMITTEES: COMPENSATION (CHAIR)



Why this director is valuable to Netflix
As a venture capital investor, Mr. Haley brings strategic and financial experience to the Board. He has evaluated, invested in and served as a board member on numerous companies. His executive recruiting background also provides the Board with insight into talent selection and management.

Also...
Mr. Haley was President of Haley Associates, an executive recruiting firm serving the high technology industry from 1986 to 1998, and serves on the boards of several private companies. Mr. Haley holds a B.A. from Santa Clara University.

Career Snapshot:
• Managing Director, Redpoint Ventures, a venture capital firm (since 1999)
• Managing Director, Institutional Venture Partners, a venture capital firm (1998-2010)

Other Public Company Boards
• ThredUp, Inc.
• Zuora, Inc.

* Mr. Haley is not standing for re-election at the Annual Meeting.

Reed Hastings

CHAIRMAN OF THE BOARD

DIRECTOR AND CHAIRPERSON SINCE: 1997

AGE: 64

COMMITTEES: NONE



Why this director is valuable to Netflix
Mr. Hastings is the co-founder and effective April 17, 2025, he transitioned from Executive Chairman to Chairman of the Board and a non-executive director. He previously served as the co-Chief Executive Officer and President of Netflix for over 25 years. He deeply understands the technology and business of Netflix and brings strategic and operational insight to the Board. He is also a software engineer, holds an MSCS in Artificial Intelligence from Stanford University, and has unique management and industry insights.

Also...
Mr. Hastings is an active educational philanthropist: he served on the California State Board of education from 2000 to 2004, and after receiving his B.A. from Bowdoin College in 1983 served in the Peace Corps as a high school math teacher. Mr. Hastings previously served on the board of Facebook, Inc. from 2011 to 2019 and Microsoft Corporation from 2007 to 2012. He currently serves on the boards of Bloomberg LP and numerous non-profit organizations.

Career Snapshot:
• Co-Founder, Chief Executive Officer, President (1999-January 2023) and Chairman of Netflix (since 1997)
• Founder, Pure Software (1991) through IPO (1995) and ultimate sale to Rational Software

Other Public Company Boards
• None

Jay C. Hoag

LEAD INDEPENDENT DIRECTOR



DIRECTOR SINCE: 1999

AGE: 66

COMMITTEES: NOMINATING AND GOVERNANCE (CHAIR)

Why this director is valuable to Netflix

As a venture capital investor, Mr. Hoag brings strategic insights and financial experience to the Board. He has evaluated, invested in and served as a board member for numerous companies, both public and private, and is familiar with a full range of corporate and board functions. His many years of experience in helping companies shape and implement strategy provide the Board with unique perspectives on matters such as risk management, corporate governance, talent selection and management.

Also...

Mr. Hoag has been a technology investor and venture capitalist for more than 40 years, involved in numerous technology investments, including Actuate Software (acquired by OpenText), Airbnb, Ariba (acquired by SAP), Altiris (acquired by Symantec), BlueCoat Systems (formerly CacheFlow), C|NET, eHarmony, Electronic Arts, Encompass (acquired by Yahoo!), EXE Technologies (acquired by SSA Global), Expedia, Facebook, Fandango (acquired by Comcast), Groupon, LinkedIn, ONYX Software, Peloton, Prodege (parent company of Swagbucks & acquired by a private equity firm), RealNetworks, Sportradar, Spotify, SpringStreet (acquired by Homestore.com), Strava, TechTarget, TripAdvisor, Vacationspot.com (acquired by Expedia), Viant (acquired by iXL), and Zillow. Mr. Hoag is chair of TCV's Investment Committee, a member of TCV's Executive Committee, and is on the Investment Advisory Committee at the University of Michigan, the Board of Trustees of Northwestern University, and is a Trustee Emeritus at Vanderbilt University. Previously, Mr. Hoag served on the board of directors of a number of other public and private companies, including TechTarget, Inc. from 2004 to 2016, Electronic Arts from 2011 to 2021, Prodege from 2014 to 2021, and TCV Acquisition Corp. from 2021 to 2023. Mr. Hoag holds an M.B.A. from the University of Michigan and a B.A. from Northwestern University.

Career Snapshot:

- Founding General Partner of TCV (Technology Crossover Ventures), a venture capital firm (since 1995)

Other Public Company Boards
- Peloton Interactive, Inc.
- Tripadvisor, Inc.
- Zillow Group, Inc.

Leslie Kilgore

INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2012 (INDEPENDENT SINCE 2015)

AGE: 59

COMMITTEES: AUDIT



Other Public Company Boards
• Pinterest, Inc.

Why this director is valuable to Netflix
Ms. Kilgore's experience as a marketing executive with internet retailers and consumer product companies provides a unique business perspective and her numerous managerial positions provide strategic and operational experience to the Board.

Also...
As our former Chief Marketing Officer, Ms. Kilgore deeply understands the Netflix business and is able to bring years of marketing experience to the Board. She holds an M.B.A. from the Stanford University Graduate School of Business and a B.S. from The Wharton School of Business at the University of Pennsylvania. She previously served on the boards of LinkedIn Corp., Medallia, Inc. from 2015 to 2021, and Nextdoor Holdings, Inc. from 2015 to 2023 and she currently serves on the boards of several other companies.

Career Snapshot:
• Chief Marketing Officer of Netflix (2000-2012)
• Director of Marketing at Amazon (1999-2000)
• Brand manager at The Procter & Gamble Company (1992-1999)

Strive Masiyiwa

INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2020

AGE: 64

COMMITTEES: NOMINATING AND GOVERNANCE



Other Public Company Boards
• None

Why this director is valuable to Netflix
As the Chairman and founder of Econet, a telecommunications and technology group with operations and investments in numerous countries in Africa, LatAm, Europe and Israel, Mr. Masiyiwa provides a unique international perspective to the Board. In addition, his experience in building businesses across Africa and the world provides the Company with valuable insight as it expands globally.

Also...
Mr. Masiyiwa serves on several international boards including National Geographic Society, as well as the Global Advisory boards of Bank of America, Stanford University, and the Prince of Wales Trust for Africa, and is a member of the United States Holocaust Museum's Committee on Antisemitism. He previously served as a board member of Unilever Plc from 2016 to 2024, was a board member of the Rockefeller Foundation for 15 years, is Chairman Emeritus of the Alliance for a Green Revolution in Africa (AGRA) and was previously the African Union Special Envoy to the continent's COVID response. He received a BSc in Electrical and Electronic Engineering from the University of Wales. Mr. Masiyiwa has received honorary doctorates from Morehouse College, Yale University, Nelson Mandela University and Cardiff University.

Career Snapshot:
• Founder and Executive Chairman of Econet Global (1993-Present)

Ann Mather

INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2010

AGE: 65

COMMITTEES: AUDIT (CHAIR, FINANCIAL EXPERT)



Other Public Company Boards
• Bumble Inc.

Why this director is valuable to Netflix

Ms. Mather's experience as an executive with several major media companies provides a unique business perspective. As a former CFO and senior finance executive at major corporations, she brings more than 20 years of financial and accounting expertise to the Board. Additionally, Ms. Mather's numerous managerial positions and service on public company boards provides strategic, operational and corporate governance experience.

Also...

Ms. Mather previously served on the board of Shutterfly, Inc., a photography and image-sharing company from 2013 to 2019, Glu Mobile Inc., a publisher of mobile games from 2005 to 2021, Airbnb, Inc., a vacation rental online marketplace company from 2018 to 2021, Arista Networks, Inc., a computer networking company from 2013 to 2022, Alphabet Inc. from 2005 to 2023 and Blend Labs, Inc., a financial services software company, from 2019 to 2024. She has also been an independent trustee to the board of trustees of Dodge & Cox Funds, a mutual fund, since May 2011. She received her M.A. from Cambridge University, and is an Honorary Fellow of Sidney Sussex College Cambridge.

Career Snapshot:

• Executive Vice President and CFO of Pixar (1999-2004)
• Executive Vice President and CFO of Village Roadshow Pictures (1999)
• Various executive positions at The Walt Disney Company (1993-1999)

Greg Peters

CO-CHIEF EXECUTIVE OFFICER AND PRESIDENT OF THE COMPANY AND DIRECTOR

DIRECTOR SINCE: 2023

AGE: 54

COMMITTEES: NONE



Other Public Company Boards
• None

Why this director is valuable to Netflix

Mr. Peters, our co-Chief Executive Officer, has served in roles of increasing responsibility at Netflix since 2008, including Chief Operating Officer and Chief Product Officer. Mr. Peters brings to the Board a deep understanding of the Company's business, including its technology and worldwide operations, as well as business acumen and executive leadership experience.

Also...

Greg previously held positions at digital entertainment software provider, Mediabolic Inc., Red Hat Network, the provider of Linux and Open Source technology, and online vendor Wine.com. He previously served on the boards of DoorDash Inc. from 2022 to 2024, Highland Transcend Partners I Corp. from 2020 to 2022 and 2U, Inc. from 2018 to 2023. He holds a degree in physics and astronomy from Yale University.

Career Snapshot:

• co-Chief Executive Officer (since January 2023); Chief Operating Officer (2020-January 2023) and Chief Product Officer (2017-January 2023) and other various executive positions at Netflix
• Senior Vice President of consumer electronics products for Macrovision Solutions Corp. (later renamed Rovi Corporation), a technology company

Ambassador Susan Rice

INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2023

AGE: 60

COMMITTEES: NOMINATING AND GOVERNANCE



Why this director is valuable to Netflix

As a former U.S. diplomat and United Nations Ambassador, National Security Advisor and Domestic Policy Advisor to the President, Ambassador Rice brings her unique experience and expertise in international affairs, global security, governmental and public policy matters to the Board.

Also...

Ambassador Rice was the 2024 Bernard and Susan Liautaud Visiting Fellow at Stanford University, Distinguished Visiting Research Fellow at American University's School of International Service, Non-Resident Senior Fellow at the Belfer Center for Science and International Affairs at Harvard's Kennedy School of Government, Visiting Fellow at Harvard University's Institute of Politics, Senior Fellow at the Brookings Institution, and Contributing Opinion Writer for the New York Times. She has served on numerous boards, including the John F. Kennedy Center for the Performing Arts, Bureau of National Affairs, National Democratic Institute, and the US Fund for UNICEF. She was also a board member of Netflix from 2018 to 2021. Ambassador Rice earned her master's degree and doctorate in international relations from Oxford University, where she was a Rhodes Scholar, and her Bachelor's degree with honors from Stanford University.

Other Public Company Boards
• None

Career Snapshot:

• U.S. Domestic Policy Advisor (2021-2023)
• U.S. National Security Advisor (2013-2017)
• U.S. Permanent Representative to the United Nations (2009-2013)
• Assistant Secretary of State for African Affairs (1997-2001)
• Special Assistant to the President, National Security Council, The White House (1995-1997)

Ted Sarandos

CO-CHIEF EXECUTIVE OFFICER AND
PRESIDENT OF THE COMPANY AND
DIRECTOR

DIRECTOR SINCE: 2020

AGE: 60

COMMITTEES: NONE



Other Public Company Boards
• Spotify Technology S.A.

Why this director is valuable to Netflix
Mr. Sarandos, as co-Chief Executive Officer and former Chief Content Officer, has significant executive management and leadership experience and is integral to developing corporate strategy. His in-depth knowledge about Netflix and experience in the entertainment industry provide a unique business perspective to the Board.

Also...
Mr. Sarandos has been responsible for all content operations since 2000, and led the Company's transition into original content production that began in 2013 with the launch of series such as *House of Cards*, *Arrested Development* and *Orange is the New Black*. With more than 20 years' experience in home entertainment, he is recognized in the industry as an innovator in film acquisition and distribution and was named one of Time Magazine's 100 Most Influential People of 2013. He is a Henry Crown Fellow at the Aspen Institute, a trustee of the American Film Institute, and on the boards of the Academy Museum of Motion Pictures and Exploring the Arts. Mr. Sarandos was awarded a CBE, (Commander of the British Empire) from King Charles in 2024, for extraordinary service to the creative industries in the United Kingdom.

Career Snapshot:
• co-Chief Executive Officer (since 2020) and Chief Content Officer of Netflix (2000-January 2023)
• Executive at video distributor ETD and Video City/West Coast video, a video rental retail chain
• Producer/Executive Producer for award-winning and critically acclaimed documentaries and independent films including the Emmy-nominated Outrage and Tony Bennett: The Music Never Ends.

Brad Smith

INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2015

AGE: 66

COMMITTEES: NOMINATING AND GOVERNANCE



Other Public Company Boards
• None

Why this director is valuable to Netflix
With a leading role at Microsoft, Mr. Smith brings broad business and international experience on a variety of issues, including government affairs and public policy to the Board. Mr. Smith also brings experience playing a key role in representing Microsoft externally and in leading Microsoft's work on a number of critical issues, involving the intersection of technology and society, including artificial intelligence, cybersecurity, privacy, accessibility, environmental sustainability and digital safety, among others, which provides additional expertise to the Board.

Also...
Mr. Smith has led a push for diversity within Microsoft's legal division, advocating for increasing employment of diverse employees at the company and associated law firms. Mr. Smith holds a B.A. in international relations and economics from Princeton, a J.D. from Columbia University School of Law and also studied international law and economics at the Graduate Institute of International Studies in Geneva.

Career Snapshot:
• Vice Chair and President of Microsoft (since 2021); he originally joined Microsoft in 1993
• Associate and then Partner, Covington & Burling (1986-1993)

Anne Sweeney

INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2015

AGE: 67

COMMITTEES: COMPENSATION



Other Public Company Boards
• None

Why this director is valuable to Netflix
Ms. Sweeney has held various senior positions with large entertainment companies, which provided her with broad strategic and operational experience. Her experience in the entertainment industry provides a unique business perspective to the Board as Netflix builds its global internet TV network.

Also...
Ms. Sweeney's entertainment experience spans more than three decades, including her oversight of Disney's cable, broadcast and satellite properties globally for 18 years. During that time, she was charged with launching and running over 118 Disney Channels in 164 countries in 34 languages, and had oversight over various ABC properties including ABC Television Network, ABC Studios and the Disney ABC Cable Networks Group. Prior to Disney, she was CEO of FX Networks, Inc. from 1993 to 1996 and spent more than 12 years at Viacom's Nickelodeon Network. She holds an Ed. M. From Harvard University and a B.A. from the College of New Rochelle.

Career Snapshot:
• Various executive positions at The Walt Disney Company from 1996 to 2015, including President of the Disney Channel (1996-1998), President of Disney/ABC Cable Networks (1996-2004), and Co-chair of Disney Media Networks (2004-2015)
• Chairman and CEO of FX Networks, part of the Fox Entertainment Group/21st Century Fox (1993-1996)

Board Skills and Experience

Our Board believes that having a diverse mix of directors with complementary skills, experience, and expertise is important to meeting its oversight responsibility. That diversity, combined with transparent and broad access to information and exposure to management beyond the executive officers, allows the Board to exercise effective management oversight and to ensure the care of our shareholders' interests. Below are a number of skills that our Board members bring to Netflix. If an individual is not listed under a particular attribute, it does not signify a director's lack of ability to contribute in such area.

Leadership

Experience leading an enterprise scale organization, resulting in a practical understanding of organizational behavior, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.	Richard Barton Mathias Döpfner Timothy Haley Reed Hastings Jay Hoag Leslie Kilgore	Strive Masiyiwa Ann Mather Greg Peters Ambassador Susan Rice Ted Sarandos Brad Smith Anne Sweeney

Strategy

Experience and expertise in identifying and developing opportunities for long-term value creation, including experience in driving innovation, opening markets, improving operations, identifying risks, and executing successfully.	Richard Barton Mathias Döpfner Timothy Haley Reed Hastings Jay Hoag Leslie Kilgore	Strive Masiyiwa Ann Mather Greg Peters Ambassador Susan Rice Ted Sarandos Brad Smith Anne Sweeney

Finance & Accounting

Management or oversight of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes.	Richard Barton Mathias Döpfner Timothy Haley Reed Hastings	Jay Hoag Leslie Kilgore Ann Mather Anne Sweeney

Entertainment & Media

Experience and expertise with the entertainment and media industry, resulting in a deep understanding of consumer expectations and innovations in content and delivery.	Richard Barton Mathias Döpfner Reed Hastings Leslie Kilgore	Ann Mather Greg Peters Ted Sarandos Anne Sweeney

Demographic Diversity[1]

Representation of gender, ethnic, race, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our members, partners, employees, governments, and other stakeholders worldwide.	Mathias Döpfner Leslie Kilgore Strive Masiyiwa	Ann Mather Ambassador Susan Rice Anne Sweeney

(1)   Self-identified characteristics of our directors include race/ethnicity (2 directors) and/or gender (4 directors).

Global Business & Government Relations

Expertise in global business cultures, consumer preferences, and government relations gained through local experience in international markets or senior positions overseeing public policy.

Mathias Döpfner	Greg Peters
Strive Masiyiwa	Ambassador Susan Rice
Ann Mather	Ted Sarandos
	Brad Smith

Technology

Experience and expertise in technology-related business or technology functions, resulting in knowledge of how to anticipate technological trends, understand and manage technology related risks, generate disruptive innovation, and extend or create new business models.

Richard Barton	Strive Masiyiwa
Reed Hastings	Greg Peters
Jay Hoag	Brad Smith

Marketing

Experience and expertise developing strategies to grow market share, package and position product offerings, build brand awareness and equity, and enhance enterprise reputation.

Richard Barton	Leslie Kilgore
	Ted Sarandos

Human Capital Management

Experience and expertise related to human resource issues such as attracting and retaining talent, succession planning, engagement of employees, and the development and evolution of culture, including the alignment of culture and long-term strategy.

Timothy Haley	Greg Peters
Reed Hastings	Ted Sarandos

DIRECTOR INDEPENDENCE

The Board has determined that each of Messrs. Barton, Döpfner, Haley*, Hoag, Masiyiwa and Smith, Mses. Kilgore, Mather, and Sweeney and Ambassador Rice are independent under the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market; therefore, every member of the Audit Committee, Compensation Committee and Nominating and Governance Committee is an independent director in accordance with those standards.

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* Mr. Haley is not standing for re-election at the Annual Meeting.

How We are Selected, Elected and Evaluated

Consideration of Director Nominees

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the Board, the Nominating and Governance Committee has not specified any minimum qualifications for serving on the Board. However, the Nominating and Governance Committee endeavors to evaluate, propose and approve candidates with business experience, diversity, as well as personal skills and knowledge with respect to technology, finance, marketing, financial reporting and any other areas that may be expected to contribute to an effective Board. With respect to diversity, the committee may consider such factors as diversity in viewpoint, professional experience, education, international experience, skills and other individual qualifications and attributes that contribute to board heterogeneity, including characteristics such as gender, race, and national origin.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the Nominating and Governance Committee through management, current Board members, stockholders or other persons. These candidates are evaluated at meetings of the Nominating and Governance Committee as necessary and discussed by the members of the Nominating and Governance Committee from time to time. Candidates may be considered at any point during the year.

The Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for the Board. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder.

Stockholder Nominees

The Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for membership on the Board as described under "Identifying and Evaluating Nominees for Directors." Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee's name and qualifications for Board membership. In addition, they should be submitted within the time frame as specified under "Stockholder Proposals" and mailed to: Netflix, Inc., 121 Albright Way, Los Gatos, California 95032, Attention: Secretary, with a copy via email to stockholderproposals@netflix.com.

Our Bylaws provide a proxy access right for stockholders, pursuant to which a stockholder, or a group of up to 20 stockholders, owning at least three percent of outstanding shares of our common stock continuously for at least three years, may nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of (a) two directors or (b) twenty percent of the Board, subject to certain limitations and provided that the stockholders and nominees satisfy the requirements specified in our Bylaws. Appropriately nominated proxy access nominees or nominees who comply with both our advance notice bylaw provisions and the SEC's Rule 14a-19 will be included in the Company's proxy statement and ballot.

Our Board Evaluation Process

Our Board periodically conducts a self-evaluation to help assure and enhance its performance. This process is overseen by the Nominating and Governance Committee, and typically involves interviews of each director by our Chief Legal Officer. Feedback is sought primarily in the following areas: (a) the Board's effectiveness, structure, culture and composition, (b) the quality of and access to information shared with the Board about our business and (c) performance of the directors and quality of Board discussions.

How We Govern and are Governed

Our Approach to Corporate Governance
Corporate Governance Philosophy

Netflix operates in a highly competitive industry and has been in a state of constant innovation since inception. We have redefined how people watch video entertainment—first through DVD-by-mail, then streaming video, and now as one of the world's leading entertainment services with over 300 million paid memberships in over 190 countries in 2024. We compete with a broad set of activities for consumers' leisure time including other entertainment video providers, such as linear television, streaming entertainment providers (including those that provide pirated content), video gaming providers, as well as user-generated content, some of which are by professional content creators, and more broadly against other sources of entertainment, such as social media, that our members could choose in their moments of free time, and we expect our industry to remain highly competitive as this dynamic market continues to evolve and entertainment companies all around the world develop their own streaming offering.

Our corporate governance structure is built against this backdrop. Governance, in this context, means finding the right balance of rights and responsibilities among shareholders, the Board, and management, and ensuring that there are appropriate checks and balances in place. With the rapid evolution of technology and the changing media landscape, we are continually adjusting our service to meet the dynamic needs and desires of our consumers. Our governance structure is built to help us to do that.

At our 2022 annual meeting, the Netflix Board proposed and shareholders approved significant changes to our corporate governance structure. We implemented a phased-in declassification of our Board, with directors elected at each successive year's annual meeting serving one-year terms and the entire Board standing for annual elections beginning in 2025 and beyond.

Corporate Governance Practices and Shareholder Rights

We seek to implement corporate governance practices and shareholder rights to align with the long-term interests of shareholders and have adopted the following:

- **One share, one vote**: We have a single class of shares with each share entitled to one vote.

- **Majority voting standard**: We have a majority voting standard in uncontested director elections.

- **Annual director elections**: With the 2025 annual meeting, we have completed our phased-in declassification of our Board and the entire Board will stand for annual elections.

- **Elimination of supermajority voting**: We eliminated supermajority voting provisions in our Charter and Bylaws.

- **Proxy Access**: A group of up to 20 shareholders, owning at least 3% of shares continuously for at least three years may nominate up to two directors or 20% of the Board (whichever is greater) for inclusion in our proxy statement.

- **Shareholder right to call a special meeting**: Shareholders holding a not less than 20% net-long position in the Company continuously for at least one year may call a special meeting.

- **Director resignation policy**: Any incumbent director who fails to receive a majority of votes cast in an uncontested election must tender their resignation to the Board. The Nominating and Governance Committee must then make a recommendation to the Board regarding whether to accept or reject the resignation or take other action. The Board will act on the Nominating and Governance Committee's recommendation and publicly disclose its decision and the rationale within 90 days from the date the election results are certified.

- **Policy on directors' service on other public company boards**: Our corporate governance guidelines provide that the Netflix co-CEOs may not serve on more than two boards of other public companies in addition to the Company's Board, and that directors other than the co-CEOs, may not serve on more than four boards of other public companies in addition to the Company's Board.

- **Stock ownership requirements**: Our stock ownership guidelines require that, within five years of 2024 or, for future executive officers, within five years of first becoming a Netflix Rule 3b-7 executive officer, each executive officer own at least a number of shares equal to a multiple of the executive officer's base salary: 6x base salary for the co-CEOs and 3x base salary for the other executive officers.

Shareholder Engagement and Responsive Feedback

We are dedicated to engaging with our shareholders to solicit their views on a wide variety of issues, including corporate governance, environmental and social matters, executive compensation and other matters. We proactively engage with our shareholders throughout the year, and directors regularly participate in these discussions.

Over the past several years, in response to shareholder feedback, and as part of our ongoing evaluation of best practices, the Board has incorporated enhancements to our disclosures and corporate governance practices. A few highlights are below.

- **Executive Compensation Program Changes**: We significantly evolved our executive compensation program effective in 2023 and 2024 in response to shareholder feedback. At the 2024 annual meeting of stockholders, our say-on-pay proposal received 82.2% support, which reflects a meaningful improvement over the prior year's vote. We believe this is an acknowledgment of the significant changes made to our executive compensation program effective for 2024 in response to shareholder feedback. For further details on such changes, please see the section entitled "Compensation Discussion and Analysis."

- **Corporate Governance**:

  - In 2022, we made a number of corporate governance changes in response to shareholder feedback, including the removal of supermajority voting provisions, providing shareholders the ability to call special meetings, phased-in declassification of the Board and changing the voting standard for our directors in uncontested elections.

  - In 2024, we adopted corporate governance guidelines, which in conjunction with our Charter and Bylaws, provide the framework pursuant to which the Board oversees the Company's business in accordance with its fiduciary responsibilities. The corporate governance guidelines address various issues such as board composition, director qualifications, board terms, board responsibilities and procedures, among other items. In particular, the corporate governance guidelines include a policy for directors' service on other public company boards. Namely, our co-CEOs may not serve on more than two boards of other public companies in addition to the Netflix board, and directors other than the co-CEOs may not serve on more than four boards of other public companies in addition to the Netflix board.

  - We also adopted a Human Rights Statement in 2024.

- **Transparency**: We have published annually an ESG Report that covers our ESG information for the prior year. We also post our Political Activities Disclosures and EEO-1 reports on our investor relations website.

2024 Shareholder Proposals

At our 2024 annual meeting, shareholders presented five proposals for a vote. While these proposals did not receive majority support from our shareholders, the Board considers the voting outcome of all proposals and the feedback shareholders provide during engagement. During our engagements, shareholders inquired about the shareholder proposal requesting a report on Netflix's use of artificial intelligence (AI) and our governance of AI use. Shareholders recognized the distinction between Netflix as a user of generative AI technologies, compared to commercial distributors of these new technologies. Some shareholders expressed support for increased disclosure around AI policies. Shareholders also provided feedback regarding the proposal to lower the special meeting threshold, conveying mixed views on the requested 15% threshold. Certain shareholders expressed support for a lower special meeting threshold, while some of our largest shareholders were comfortable with the current 20% threshold.

Engagement following 2024 Annual Meeting

Cumulatively, since the last annual meeting, we invited 21 shareholders, representing approximately 50% of our shares outstanding as of December 31, 2024 to engage and provide feedback. We met with 18 shareholders, collectively representing approximately 30% of our shares outstanding, including shareholders who reached out to Netflix for engagement. Members of the Netflix Legal and Investor Relations teams participated in all shareholder meetings, and directors participated in approximately 50% of the engagements, meeting with shareholders representing approximately 23% of shares outstanding.

Our engagement discussions following the 2024 annual meeting covered a wide range of issues, including our governance, strategic priorities, and performance, as well as environmental and social matters. Many shareholders acknowledged the company's strong performance in 2024 and expressed support for the changes adopted in the executive compensation program. Feedback on the 2024 executive compensation structure was generally positive, with some investors inquiring about potential future changes to the program. Shareholders also raised questions about board refreshment, executive succession planning, talent development, and company culture. Additionally, our shareholders also focused on our use and governance of artificial intelligence, as well as our climate strategy and disclosures on social matters.

The Role of the Board in Risk Oversight

The Board's role in our risk oversight process includes reviewing and discussing with members of management areas of material risk to the Company, including overall enterprise, strategic, operational, financial and legal risks. The Board oversees the Company's ESG efforts. The Board also oversees succession planning. The Board receives regular updates from management, typically in the form of an interactive memo, where directors ask questions to management, and further discuss matters at meetings. Each of the committees oversee various ESG matters, depending on the specific issues. Committees report to the full Board regarding their respective considerations and actions.

Board

The Board as a whole oversees matters related to enterprise, strategic, operational, financial and legal risk and the Company's ESG efforts.

Nominating and Governance Committee	Audit Committee	Compensation Committee
Primary committee responsible for Board structure, governance and director independence, as well as assisting the Board in overseeing ESG matters	Oversees matters of financial and legal risk, including cybersecurity risk	Oversees risks related to compensation issues

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Company management

The executive team, led by our co-CEOs, supervises day-to-day risk management processes, including identifying, assessing, monitoring, managing and mitigating significant business risks. Company management reports to the Board on an annual basis, or more frequently if needed, on top areas of risk.

Code of Ethics

We have adopted a Code of Ethics for our directors, officers and other employees. A copy of the Code of Ethics is available on our Investor Relations website at *ir.netflix.net/governancedocs*. Any changes to or waivers of the Code of Ethics will be posted at that website.

Insider Trading Policy

We have adopted an Insider Trading Policy which governs transactions in our securities by the Company and our directors, officers, employees, consultants, and contractors, which we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024.

How We are Organized

Board Meetings and Committees

The Board held four meetings during 2024. Each Board member attended at least 75% of the aggregate of the total number of Board meetings and meetings of the Board committees, other than Jay Hoag who attended 50%.

As of the date of this Proxy Statement, the Board has three standing committees: (1) the Compensation Committee; (2) the Audit Committee; and (3) the Nominating and Governance Committee.

Compensation Committee

The Compensation Committee of the Board consists of three non-employee directors: Messrs. Döpfner and Haley* (Chair), and Ms. Sweeney. Each member of the Compensation Committee is independent in compliance with the rules of the SEC and the listing standards of the Nasdaq Stock Market as they pertain to Compensation Committee members. Each of the Compensation Committee members is also a non-employee director under Rule 16b-3 of the Exchange Act. The Compensation Committee reviews and approves all forms of compensation to be provided to our executive officers and directors. For a description of the role of the executive officers in recommending compensation and the role of any compensation consultants, please see the section entitled "Compensation Discussion and Analysis" below. The Compensation Committee held four meetings in 2024. Each member attended all the Compensation Committee meetings held in 2024.

The Report of the Compensation Committee is included in this Proxy Statement. In addition, the Board has adopted a written charter for the Compensation Committee, which is available on our Investor Relations website at *ir.netflix.net/governancedocs*.

Audit Committee

The Audit Committee of the Board consists of three non-employee directors: Mr. Barton, and Mses. Kilgore and Mather (Chair), each of whom is independent in compliance with the rules of the SEC and the listing standards of the Nasdaq Stock Market as they pertain to audit committee members. The Board has determined that Ms. Mather is an audit committee financial expert as defined by Item 407(d)(5)(ii) of Regulation S-K.

The Audit Committee engages the Company's independent registered public accounting firm, reviews the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's internal accounting controls and financial affairs. The Audit Committee met seven times in 2024. Each member attended all of the Audit Committee meetings held in 2024.

The Report of the Audit Committee is included in this Proxy Statement. In addition, the Board has adopted a written charter for the Audit Committee, which is available on our Investor Relations website at *ir.netflix.net/governancedocs*.

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*   Mr. Haley is not standing for re-election at the Annual Meeting.

Nominating and Governance Committee

The Nominating and Governance Committee of the Board consists of four non-employee directors, Messrs. Hoag (Chair), Smith and Masiyiwa, and Ambassador Rice. Each director serving on the Nominating and Governance Committee is independent under the listing standards of the Nasdaq Stock Market.

The Nominating and Governance Committee reviews and approves candidates for election and to fill vacancies on the Board, including re-nominations of members whose terms are due to expire, and reviews and provides guidance to the Board on corporate governance matters. The Nominating and Governance Committee met two times in 2024. Each member attended all the Nominating and Governance Committee meetings held in 2024, other than Mr. Hoag who did not attend one meeting.

The Board has adopted a written charter for the Nominating and Governance Committee, which is available on our Investor Relations website at *ir.netflix.net/governancedocs*.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or Compensation Committee. No member of our Board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

In 2024, the Compensation Committee consisted of Messrs. Döpfner and Haley, and Ms. Sweeney, none of whom is currently or was formerly an officer or employee of the Company. None of Messrs. Döpfner or Haley or Ms. Sweeney had a relationship with the Company that required disclosure under Item 404 of Regulation S-K. In addition to Messrs. Döpfner, and Haley, and Ms. Sweeney, our co-CEOs and Chief Talent Officer participated in the executive compensation process for the year ended December 31, 2024 as described below in the section entitled "Compensation Discussion and Analysis."

Policy Regarding Director Attendance at the Annual Meeting

Our policy regarding directors' attendance at the annual meetings of stockholders and their attendance record at last year's annual meeting of stockholders can be found on our Investor Relations website at *ir.netflix.net/governancedocs*.

The Board's Leadership Structure

Reed Hastings, the co-founder and former co-CEO and President of the Company, serves as the Chairman of the Board. The Board believes that Mr. Hastings is best situated to serve as the Chairman given his role as the founder and former CEO. The co-CEOs also serve on the Board. The Board has appointed Jay Hoag as its lead independent director. As lead independent director, Mr. Hoag's responsibilities include:

- coordinating the activities of the independent directors, and authorization to call meetings of the independent directors;

- coordinating with the Chairman, Chief Executive Officer(s) and Corporate Secretary, as appropriate, in helping set the agenda for Board meetings, including suggestions from other members of the Board;

- chairing executive sessions of the independent directors;

- providing feedback and perspective to the Chairman and Chief Executive Officer(s) about discussions among the independent directors;

- helping facilitate communication among the Chairman, Chief Executive Officer(s) and the independent directors;

- presiding at Board meetings where the Chairman is not present; and

- performing other duties assigned from time to time by the Board.

In addition, the Board maintains effective independent oversight through a number of governance practices, including, open and direct communication with management, input on meeting agendas, periodic performance evaluations and regular executive sessions.

How to Communicate with Us

Communications with the Board

We provide a process for stockholders to send communications to the Board through the email address board@netflix.com. Information regarding stockholder communications with the Board can be found on the Company's Investor Relations website at *ir.netflix.net/governancedocs*.

How We are Paid

In 2024, our directors, other than Ambassador Susan Rice, did not receive cash for services they provide as directors or members of Board committees but may be reimbursed for their reasonable expenses for attending Board and Board committee meetings. Each non-employee director, other than Ambassador Rice, received stock options pursuant to the Director Equity Compensation Plan. The Director Equity Compensation Plan provides for a monthly grant of stock options to non-employee directors of the Company in consideration for services provided to us and subject to the terms and conditions of our equity compensation plans. Ambassador Rice received an annual cash retainer of $300,000 for service in 2024, paid monthly in arrears. Starting in February 2025, Ambassador Rice began receiving stock options pursuant to the Director Equity Compensation Plan instead of the cash retainer.

We believe that for our Company, compensating directors with options is appropriate and creates the right incentives and long-term value alignment with stockholders. Without long-term value creation, directors are not compensated as the intrinsic value of options on dates of grant is zero.

The actual number of options granted each month to each of our directors is determined by the following formula: $25,000 / ([fair market value on the date of grant] x 0.40). Each monthly grant is made on the first trading day of the month, is fully vested upon grant and is exercisable at a strike price equal to the fair market value on the date of grant. The table below sets forth information concerning the compensation of our non-employee directors during 2024.

Compensia, Inc. ("Compensia") annually advises the Board on our Board compensation program for the upcoming year, based on a comparison against our peer group's board compensation programs and other compensation-related developments. We have not made any changes to the compensation program for our Board since 2016.

The following table summarizes the compensation paid to all Board members for the year ended December 31, 2024, other than Reed Hastings, Greg Peters and Ted Sarandos whose compensation is reflected in the Summary Compensation Table:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	Total ($)
Richard N. Barton	—	402,835	402,835[2]
Mathias Döpfner	—	402,582	402,582[3]
Timothy M. Haley*	—	402,835	402,835[4]
Jay C. Hoag	—	402,835	402,835[5]
Leslie Kilgore	—	402,835	402,835[6]
Strive Masiyiwa	—	402,582	402,582[7]
Ann Mather	—	402,835	402,835[8]
Susan E. Rice	300,000	—	300,000[9]
Bradford L. Smith	—	402,835	402,835[10]
Anne M. Sweeney	—	402,835	402,835[11]

*   Mr. Haley is not standing for re-election at the Annual Meeting.

(1)   Option awards reflect the monthly grant of stock options to each non-employee director on the dates and at the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 as shown below. Only options to purchase whole shares are granted with any remaining amount of the grant value carried over to the next monthly grant. The differences in option award values for each of Messrs. Döpfner and Masiyiwa reflect the different carryover amounts relating to the appointment month for each director. For a discussion of the assumptions made in the valuation reflected in the Option Awards column, see footnote 2 to the Summary Compensation Table.

For all directors, other than Messrs. Döpfner and Masiyiwa:

Grant Date	Fair Value ($)
1/2/2024	33,945
2/1/2024	33,755
3/1/2024	33,819
4/1/2024	34,235
5/1/2024	34,066
6/3/2024	33,936
7/1/2024	33,644
8/1/2024	33,558
9/3/2024	33,729
10/1/2024	32,642
11/1/2024	32,966
12/2/2024	32,540

For Messrs. Döpfner and Masiyiwa:

Grant Date	Fair Value ($)
1/2/2024	33,692
2/1/2024	33,755
3/1/2024	33,819
4/1/2024	34,235
5/1/2024	34,066
6/3/2024	33,936
7/1/2024	33,644
8/1/2024	33,558
9/3/2024	33,729
10/1/2024	32,642
11/1/2024	32,966
12/2/2024	32,540

(2)   Aggregate number of option awards outstanding held by Mr. Barton at December 31, 2024 was 20,191.
(3)   Aggregate number of option awards outstanding held by Mr. Döpfner at December 31, 2024 was 11,955.
(4)   Aggregate number of option awards outstanding held by Mr. Haley at December 31, 2024 was 21,495.
(5)   Aggregate number of option awards outstanding held by Mr. Hoag at December 31, 2024 was 1,557.
(6)   Aggregate number of option awards outstanding held by Ms. Kilgore at December 31, 2024 was 12,532.
(7)   Aggregate number of option awards outstanding held by Mr. Masiyiwa at December 31, 2024 was 7,301.
(8)   Aggregate number of option awards outstanding held by Ms. Mather at December 31, 2024 was 16,509.
(9)   Aggregate number of option awards outstanding held by Ambassador Rice at December 31, 2024 was 0.
(10)   Aggregate number of option awards outstanding held by Mr. Smith at December 31, 2024 was 30,709.
(11)   Aggregate number of option awards outstanding held by Ms. Sweeney at December 31, 2024 was 8,313.

Certain Relationships and Related Transactions

Agreements with Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with us.

In 2024, the daughter of Mr. Sarandos, a working producer on independent films, was employed by Netflix content productions. Her total compensation in fiscal year 2024 exceeded the $120,000 reporting threshold. The compensation she received was consistent with the level and type of compensation provided to other employees in similar positions.

Procedures for Approval of Related Party Transactions

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Those transactions that are determined to be related party transactions under Item 404 of Regulation S-K are submitted for review by the Audit Committee for approval and to conduct a conflicts-of-interest analysis. The individual identified as the "related party" may not participate in any review or analysis of the related party transaction.

PROPOSAL 2

OUR AUDITORS
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Ernst & Young LLP ("EY"), an independent registered public accounting firm, to audit the financial statements of the Company for the year ending December 31, 2025. We are submitting its selection of EY for ratification by the stockholders at the Annual Meeting. A representative of EY is expected to be present at the Annual Meeting, will have the opportunity to make a statement and is expected to be available to respond to appropriate questions. EY has served as our independent registered public accounting firm since March 21, 2012. Neither applicable law nor our Bylaws require that stockholders ratify the selection of EY as our independent registered public accounting firm. However, we are submitting the selection of EY to stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain EY. Even if the selection is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if they determine that such a change would be in the best interests of the Company and our stockholders.

Principal Accountant Fees and Services

During 2024 and 2023, fees for services provided by EY were as follows (in thousands):

	2024	2023
Audit Fees	$ 8,094	$6,924
Audit-Related Fees	325	150
Tax Fees	2,558	2,752
All Other Fees	—	—
Total	$10,977	$9,826

Audit Fees include amounts related to the audit of our annual financial statements and internal control over financial reporting, and quarterly review of the financial statements included in our Quarterly Reports on Form 10-Q. Audit fees also include amounts related to accounting consultations and fees for statutory audit filings.

Audit-Related Fees include fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation.

Tax Fees include fees billed for tax compliance, tax advice and tax planning services.

There were no other fees billed by EY for services rendered to us, other than the services described above, in 2024 and 2023.

The Audit Committee has determined that the rendering of non-audit services by EY was compatible with maintaining their independence.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During 2024, services provided by EY were pre-approved by the Audit Committee in accordance with this policy.

Required Vote

The affirmative vote of the majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal is required for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**FOR**" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025.

Report of the Audit Committee of the Board

The Audit Committee engages and supervises the Company's independent registered public accounting firm and oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the preparation of financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Company's annual report on Form 10-K for the year ended December 31, 2024 with management, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments made by management and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with Ernst & Young LLP ("EY"), the Company's independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America, its judgments as to the quality of the Company's accounting principles and the other matters required to be discussed with the Audit Committee under the auditing standards generally accepted in the United States of America, including the matters required by the Public Company Accounting Oversight Board ("PCAOB") and the Securities and Exchange Commission (the "SEC"). In addition, the Audit Committee has discussed with EY its independence from management and the Company and has received the written disclosures and the letter regarding EY's communications with the Audit Committee concerning independence as required by PCAOB rules.

The Audit Committee also reviewed the fees paid to EY during the year ended December 31, 2024 for audit and non-audit services, which fees are described under the heading "Principal Accountant Fees and Services." The Audit Committee has determined that the rendering of all non-audit services by EY were compatible with maintaining its independence.

The Audit Committee discussed with EY the overall scope and plans for its audit. The Audit Committee met with EY, with and without management present, to discuss the results of its examinations, its evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2024, for filing with the Securities and Exchange Commission.

Audit Committee of the Board
Richard N. Barton
Leslie Kilgore
Ann Mather

OUR COMPANY
EXECUTIVE OFFICERS

Our Executive Officers as of April 17, 2025 are as follows:

Executive Officers	Age	Position
David Hyman	59	Chief Legal Officer and Secretary
Spencer Neumann	55	Chief Financial Officer
Greg Peters	54	co-Chief Executive Officer and President
Ted Sarandos	60	co-Chief Executive Officer and President

For more information about Messrs. Peters and Sarandos, see "Proposal 1: Our Board of Directors—Election of Directors—Who We Are." Information about our other executive officers is set forth below:

David Hyman
CHIEF LEGAL OFFICER

AGE: 59



About:
As Chief Legal Officer, David is responsible for all legal matters for the Company. He also serves as the Company's Secretary.

Also...
David practiced law at Morrison & Foerster in San Francisco and Arent Fox in Washington, DC. He earned his JD and Bachelor's degrees from the University of Virginia.

Career Snapshot:
• Chief Legal Officer and Secretary of Netflix (since 2002)

Prior:
• General Counsel of Webvan, an online internet retailer

Spencer Neumann
CHIEF FINANCIAL OFFICER

AGE: 55



About:
Spencer was named CFO of Netflix in January of 2019, utilizing his finance, strategy, and accounting experience in media, entertainment and service oriented companies to continue to build on the company's track record of success and innovation.

Also...
Spencer also worked at the private equity firms of Providence Equity Partners and Summit Partners. Additional positions at The Walt Disney Company, which he initially joined in 1992, included executive vice president of the ABC Television Network and CFO of the Walt Disney Internet Group. Spencer holds both a B.A. in economics and an M.B.A. from Harvard University.

Career Snapshot:
• CFO of Netflix (since 2019)
• Director of Adobe, Inc. (since 2021)

Prior:
• CFO of Activision Blizzard, a video gaming company (2017-2019)
• CFO and executive vice president of Global Guest Experience of Walt Disney Parks and Resorts, among other positions at the Walt Disney Company, a diversified multinational media and entertainment company (2012-2017)

There are no family relationships among any of our directors, nominees for director and Executive Officers.

OUR PAY ADVISORY APPROVAL OF NAMED EXECUTIVE OFFICER COMPENSATION

As required by section 14A of the Securities Exchange Act ("Section 14A"), as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we are providing our stockholders with the opportunity to cast a non-binding advisory vote to approve the compensation of our Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the SEC (also referred to as "say-on-pay").

We currently hold our advisory say-on-pay vote every year. Stockholders will have an opportunity to cast an advisory vote on the frequency of say-on-pay votes at least every six years. We currently expect that the next advisory vote on the frequency of the say-on-pay votes will occur at the 2029 annual meeting of stockholders.

We encourage stockholders to read the Compensation Discussion and Analysis section of this Proxy Statement for an overview of our executive compensation philosophy and program, which is designed to attract and retain outstanding performers. Our compensation practices are guided by market rates and tailored to account for the specific needs and responsibilities of the particular position, as well as the performance and unique qualifications of the individual employee, rather than by seniority.

The Compensation Discussion and Analysis describes a number of changes that took effect for the 2024 executive compensation program, which were adopted in response to the 2023 say-on-pay vote and shareholder engagement. These changes included: (1) eliminating the ability to allocate compensation between cash salary and stock options for our Named Executive Officers; (2) limiting guaranteed cash compensation by setting base salary at $3 million for the co-CEOs, $100,000 for our Executive Chairman, and $1.5 million for the other Named Executive Officers; (3) expanding participation in the annual performance-based cash bonus program to all Named Executive Officers; (4) granting performance-based restricted stock unit awards and time-based restricted stock unit awards with expanded vesting terms to our Named Executive Officers instead of stock options for long term equity compensation; (5) evolving our change-in-control severance arrangements to include "double-trigger" provisions for Named Executive Officers; and (6) adopting stock ownership guidelines for our Named Executive Officers.

The Compensation Committee believes these changes to our compensation structure are in line with peer companies' compensation practices, help attract and retain top talent to support our growth, incentivize our Named Executive Officers to execute on strategies aimed at achieving long-term success and align with stockholder interests.

Required Vote

The affirmative vote of the majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal is required to approve the compensation of our Named Executive Officers disclosed in this Proxy Statement. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation



The Board unanimously recommends that the stockholders vote "**FOR**" approval of our Named Executive Officer compensation disclosed in this Proxy Statement.

COMPENSATION
DISCUSSION AND ANALYSIS

A Message from the Compensation Committee Chair

We thank the Netflix shareholders for your support of our updated executive compensation program. At the 2024 annual meeting of shareholders, our say-on-pay proposal received 82.2% support, which reflects a meaningful improvement over the prior year's vote. We believe this is an acknowledgment of the significant changes made to our executive compensation program for 2024 in response to our shareholder engagement and feedback. These changes included:

(1) eliminating the ability to allocate compensation between cash salary and stock options for our Named Executive Officers;

(2) limiting fixed cash compensation by setting base salary at $3 million for the co-CEOs, $100,000 for our Executive Chairman, and $1.5 million for the other Executive Officers;

(3) expanding participation in the annual performance-based cash bonus program to all Executive Officers;

(4) introducing performance-based restricted stock unit awards and time-based restricted stock unit awards with expanded vesting terms instead of stock options for long-term equity compensation;

(5) amending our change in control severance arrangements for Executive Officers to establish "double-trigger" provisions in place of the legacy "single-trigger"; and

(6) adopting stock ownership guidelines for Executive Officers.

The Compensation Committee believes these changes to our compensation structure will continue to attract and retain top talent to support our growth and incentivize our Executive Officers to execute on strategies aimed at achieving long-term shareholder value creation. We encourage you to review the Compensation Discussion and Analysis section that describes in further detail the comprehensive changes to our executive compensation program and performance achieved in 2024.

We appreciate the constructive feedback we received from our shareholders and your recognition of the significant executive compensation program changes we have made in response. We look forward to continuing the open dialogue.

We value your trust in and commitment to Netflix, and thank you for being a shareholder.

Tim Haley
Compensation Committee Chairperson

2024 Named Executive Officers

This Compensation Discussion and Analysis describes the compensation program for our Named Executive Officers listed below, and the titles reflect the positions held by each Named Executive Officer on December 31, 2024.

As of December 31, 2024, our executive officers as defined under Rule 3b-7 ("Executive Officers") were the following five individuals:

• Ted Sarandos, co-Chief Executive Officer and President

• Greg Peters, co-Chief Executive Officer and President

• Reed Hastings, Executive Chairman of the Board*

• Spencer Neumann, Chief Financial Officer

• David Hyman, Chief Legal Officer

Messrs. Sarandos, Peters, Hastings, Neumann, and Hyman were the only individuals who served as Executive Officers of Netflix during 2024.

---

*   Effective April 17, 2025, Mr. Hastings transitioned from Executive Chairman to Chairman of the Board and a non-executive director.

Our Company and 2024 Performance

Netflix is one of the world's leading entertainment services with more than 300 million paid memberships in over 190 countries. In 2024, we executed on our plan to reaccelerate growth by continuing to improve all aspects of our service, including more series and films our members love, innovation in our product, a scaled ads offering, and growth into new areas such as live programming and games. We finished the year with approximately $39 billion in revenue. For the first time in our company's history, our operating income exceeded $10 billion, and we increased our net cash provided by operating activities to $7.4 billion. These achievements resulted in bonus payouts equal to 200% of the total target bonus opportunity for each of our Named Executive Officers. In addition, 200% of the target awards for the first tranche of the performance-based restricted stock unit ("PSU") awards granted in 2024 were earned due to our outstanding relative stock price performance compared to constituents of the S&P 500, achieving a relative total shareholder return at the 98th percentile.

Evolution of the Compensation Structure

Informed by investor feedback, our Compensation Committee has made significant enhancements to our incentive program structure and compensation practices since 2022 to strengthen pay for performance alignment and alignment with shareholder interests.

Evolution of Our Compensation Program in Response to Shareholder Feedback



Pay subject to performance metrics
0%
2022
Cash
Stock Options
50%
50%
Personal choice for all NEOs to allocate between immediately vested stock options and base salary
CEO¹
2023
Pay subject to performance metric
42.5%
Base Salary
Annual Bonus Target
Long-Term Equity Target
7.5%
42.5%
50%
• $3mm Co-CEOs
• $500,000 Executive Chairman
Portion of compensation not allocated to options in excess of salary cap paid as annual cash bonus based on:
F/X neutral operating margin
50%
50%
F/X neutral revenue
At least 50% options with a 1-year vesting period
Co-CEOs and Executive Chairman²
2024
Pay subject to performance metric
54%
Base Salary
Annual Bonus Target
Long-Term Equity Target
7.5%
15%
77.5%
• $3mm Co-CEOs
• $100,000 Executive Chairman
• $1.5mm other Executive Officers
Annual cash bonus target amount of 200% of salary, based on:
F/X neutral operating margin
65%
35%
F/X neutral revenue
Shift in weighting reflects importance of margin improvement to NFLX performance.
RSUs
• RSUs vest over 3 years
PSUs
• rTSR performance metric, with target requiring 55th percentile performance
• 2024 transition year uses 1-, 2- and 3-year performance periods
• 2025 onwards will use one 3-year performance period
RSUs
50%
50%
PSUs
All Executive Officers³

(1) The pay mix percentages reflect Mr. Sarandos' target pay mix and are included to illustrate the evolution of our executive compensation program. The compensation program for 2022 permitted Named Executive Officers to allocate compensation between cash salary and stock options.

(2) The pay mix percentages reflect Mr. Sarandos' target pay mix. The Executive Chairman did not receive any cash bonus in 2023. Mr. Hastings transitioned from co-CEO to Executive Chairman on January 13, 2023, and the Compensation Committee adjusted his compensation to consist of a $500,000 base salary and a stock option allocation of $2,500,000. Mr. Peters transitioned from Chief Operating Officer to co-CEO on January 13, 2023, and the Compensation Committee adjusted Mr. Peters' compensation to consist of a $3,000,000 base salary, $17,325,000 stock option allocation and $14,325,000 target bonus.

(3) The pay mix percentages reflect our co-CEOs' target pay mix. Pay mix for other Named Executive Officers are provided in the section entitled "Named Executive Officer Target Compensation for 2024."

Key Enhancements Effective for Netflix's 2024 Compensation Program

Enhancement	Rationale
Set fixed base salaries for all Named Executive Officers	• Continues provision of competitive cash compensation to provide a steady income and ensure attraction and retention of top talent and thoughtfully balances the portion of Named Executive Officers' compensation that is cash-based • Base salaries for Messrs. Sarandos and Peters remained flat year-over-year at $3 million • Introduced $1.5 million base salaries for all other Named Executive Officers, except the Executive Chairman, whose base salary is $100,000
Adjusted the annual bonus plan metric weighting for the co-CEOs and expanded participation in the Bonus Program to all Named Executive Officers	• Expansion of the Bonus Program to all Named Executive Officers furthers pay and performance alignment, and strengthens the alignment of Named Executive Officers' compensation opportunities with financial performance and the interests of our shareholders • Co-CEO target bonus opportunity was decreased to 200% of base salary because we introduced restricted stock unit ("RSU") and PSU awards, which have longer vesting or performance periods, and is in line with the goal of incentivizing alignment with the long-term interests of our shareholders and value creation • Metric weighting adjustment increased focus on F/X Neutral Operating Margin (weighting increased to 65% from the previous 50% in 2023) to emphasize the importance of margin expansion to our overall business strategy and shareholder value creation, and F/X Neutral Revenue weighting was accordingly reduced from 50% in 2023 to 35% in 2024
Introduced PSU and RSU awards (equally weighted) with target award values for all Named Executive Officers set for each equity vehicle, eliminating executives' historic ability to choose between cash and stock options	• More closely aligns our compensation practices with shareholders' pay for performance expectations and peer company practices
Adopted a severance policy applicable to Named Executive Officers to generally replace the previous "single trigger" change in control provisions with "double trigger" provisions	• Continues to incentivize executives to remain focused on delivering shareholder value through a potential transition while better aligning our benefits with shareholders' expectations and peer company practices
Adopted stock ownership guidelines	• Furthers alignment of Executive Officer and shareholder interests

2024 Say-on-Pay Vote and Shareholder Engagement

At our 2024 annual meeting, our say-on-pay proposal received 82.2% support. We believe this is an acknowledgement of the broad changes we implemented for the 2024 executive compensation program, which were informed by the feedback we received from shareholders following our 2023 say-on-pay vote. We are pleased with this improvement compared with the 2023 say-on-pay vote results and appreciate the strong support from our shareholders for our executive compensation program. In our engagements since the 2024 annual meeting, shareholders continued to express support for the updated program design.

We view the say-on-pay vote as a meaningful opportunity to receive feedback from our shareholders about our executive compensation program. The Board and the Compensation Committee will continue to carefully consider the results of the say-on-pay vote, as well as shareholder feedback received throughout the year, when making decisions on the design of our executive compensation program.

As part of our ongoing dialogue with our shareholders, which provides key input into the Compensation Committee's considerations regarding our approach to executive compensation, we continued to engage with them following our 2024 annual meeting. Many shareholders acknowledged the company's strong performance in 2024 and expressed support for the changes adopted in the executive compensation program. Feedback on the 2024 executive compensation structure was generally positive, with some investors inquiring about potential future changes to the program. See "Netflix 2024 Year in Review–Shareholder Engagement" for additional details regarding shareholder engagement.

Compensation Philosophy

In evolving the 2024 executive compensation program, the Compensation Committee sought to design a program that incentivizes executives to focus on executing on our long-term strategy and achieves the following objectives:

- **Attract and Retain Top Talent**: We operate in a highly dynamic industry where the market for talent is extremely competitive. We rely on our Named Executive Officers to execute on the Company's strategies and initiatives for long-term success. To attract and retain top talent, we aim to provide highly competitive compensation packages for all our key positions, including our Named Executive Officers, and pay employees at their personal top of market.

- **Pay for Performance**: The Compensation Committee sought to tie a significant portion of each Named Executive Officer's total target compensation to Company performance, both in the short and long term.

- **Align with Shareholder Interests**: The 2024 compensation structure is intended to promote strong alignment with shareholders by increasing the proportion of performance-based incentives and long-term equity awards with multi-year vesting or performance requirements.

Determining Executive Compensation

We aim to pay employees at their personal top of market. We believe this helps us attract and retain the most talented employees from around the globe. To establish the personal top of market for each of our Named Executive Officers, the Compensation Committee (a) reviews and considers the performance of each Named Executive Officer and (b) considers, for each Named Executive Officer, the estimated amount of compensation:

i.   we would be willing to pay to retain that person;

ii. we would have to pay to replace the person; and

iii. the individual could otherwise command in the employment marketplace.

Role of the compensation committee

Our compensation practices are evaluated by the Compensation Committee on an ongoing basis to determine whether they are appropriate to attract, retain and reward outstanding performers. Such evaluations, along with input from our shareholders, may result in refinements to the executive compensation program, including changes in how compensation is determined and awarded.

Role of executive officers

Each of our co-CEOs, in consultation with our Chief Talent Officer, reviewed market compensation information prepared by Compensia for each of the other Named Executive Officers. The co-CEOs then made a recommendation to the Compensation Committee regarding compensation for the other Named Executive Officers. The Compensation Committee reviewed and discussed this information and the recommendation by the co-CEOs, and then determined the total target compensation and the target compensation of each element of compensation for each Named Executive Officer, as it deemed appropriate in December 2023.

Our co-CEOs' compensation was determined by the Compensation Committee outside the presence of the co-CEOs. The Compensation Committee's decision regarding compensation for the co-CEOs was based on the philosophy described above. It included a review of comparative data, including the compensation paid by the companies in our compensation peer group to their chief executive officers and consideration of the accomplishments of the co-CEOs in developing the business strategy for the Company, the Company's performance against this strategy, and the co-CEOs' ability to attract and retain senior management. In establishing each co-CEO's compensation, the Compensation Committee was also mindful of the results of the say-on-pay vote for the prior year and input received from shareholders. Compensation for any given year is generally established at the end of the prior year. The 2024 compensation for our Named Executive Officers was approved at the end of 2023.

Role of the compensation consultant

In determining executive compensation for 2024, the Compensation Committee retained Compensia to advise on executive and director compensation matters. Compensia provided various services to the Compensation Committee during 2024, including the review, analysis and update of our compensation peer group; the review and analysis of our Named Executive Officer compensation against competitive market data based on the companies in our compensation peer group; the analysis of potential and actual executive compensation program changes for 2025; the review and analysis of our non-employee director compensation; and support on other ad hoc matters. The Compensation Committee has assessed the independence of Compensia taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the Nasdaq listing standards, and concluded that no conflict of interest exists with respect to the work that Compensia performs for the Compensation Committee.

Peer group and benchmarking

The Compensation Committee works with Compensia in determining an appropriate peer group of companies each year. After review of the criteria used to evaluate current and potential peer companies, Activision Blizzard, Inc. was removed pending its acquisition by Microsoft, and DISH Network Corporation was removed based on market capitalization. Fox Corporation and ServiceNow, Inc. were added to the peer group for 2024 as similarly sized companies within the media & entertainment and software & services industries, respectively. The compensation peer group for 2024 was composed of the following companies:

2024 Netflix Peer Group

Adobe, Inc.	Paramount Global
AT&T Inc.	PayPal Holdings, Inc.
Booking Holdings Inc.	Salesforce, Inc.
Charter Communications, Inc.	ServiceNow, Inc.
Comcast Corporation	Sirius XM Holdings, Inc.
Electronic Arts Inc.	Tesla, Inc.
Fox Corporation	The Walt Disney Company
Mastercard Incorporated	Verizon Communications Inc.
Meta Platforms, Inc.	Visa Inc.
Oracle Corporation	Warner Bros. Discovery

With respect to each of our Named Executive Officers, in determining compensation, the Compensation Committee considered our compensation philosophy as described above, comparative market data and specific factors relative to each Named Executive Officer's responsibilities and performance. We do not specifically benchmark compensation for our Named Executive Officers in terms of picking a particular percentile relative to other individuals with similar titles at peer group companies. The Compensation Committee believes that many subjective factors unique to each Named Executive Officer's responsibilities and performance are not adequately reflected or otherwise accounted for in a percentile-based compensation determination.

2024 Executive Compensation Program

Elements of the 2024 Executive Compensation Program

The Compensation Committee considered various factors, including compensation practices of peer group companies, market trends, and data. After review, the Compensation Committee evolved the executive compensation program effective for 2024, and executive compensation consisted primarily of annual base salary, annual performance-based cash bonus, and long-term equity awards.

- **Base Salaries**: Cash salary provides a steady income and is necessary to attract and retain top talent. The Compensation Committee maintained 2024 base salaries at $3 million for the co-CEOs, reduced base salary to $100,000 for the Executive Chairman, and introduced $1.5 million base salaries for the other Named Executive Officers. As a result of these changes, base salary was reduced by approximately 79% for Mr. Neumann, approximately 63% for Mr. Hyman, and 80% for Mr. Hastings compared to 2023. Base salaries remained flat for Messrs. Sarandos and Peters compared to 2023.

- **Annual Performance-Based Cash Bonus Program**: The Compensation Committee expanded participation in the annual performance-based cash bonus program (the "Bonus Program") under the Company's Amended and Restated Performance Bonus Plan (the "Bonus Plan") to all Named Executive Officers with target bonus opportunities at 200% of base salary for 2024. The Bonus Program aims to align pay with performance by awarding cash bonuses only upon the achievement of defined performance targets.

For the 2024 Bonus Program, the Compensation Committee used the following performance metrics: F/X Neutral Revenue and F/X Neutral Operating Margin, as they represent key performance indicators that are directly impacted by Named Executive Officers' decision-making. The Compensation Committee set targets at levels it considered to be appropriately rigorous for the year, including requiring growth in revenue compared to the prior year. For details on 2024 performance, see "2024 Annual Performance-Based Cash Bonus Program."

- **Introduced PSU and RSU Awards**: Historically, we granted fully-vested stock options to our Named Executive Officers, except the stock options granted to our co-CEOs and Executive Chairman as part of their 2023 compensation package had a one-year vesting period. The Compensation Committee transitioned to the use of an equal mix of PSU awards (at target performance) and RSU awards for 2024 Named Executive Officer compensation to incorporate longer vesting periods and specific performance criteria in our equity awards.

  - **Performance-Based Restricted Stock Units Tied to Relative TSR Performance Metric**: The PSU awards (weighted 50% of long-term equity awards) are intended to promote pay-for-performance and alignment with shareholder interests. The Compensation Committee selected Company TSR relative to the TSR of the companies in the S&P 500 as the performance metric to incentivize long-term, above market performance and strongly align Named Executive Officers' long-term incentive compensation opportunities with the creation of long-term shareholder value. The Compensation Committee believes the S&P 500 is the appropriate index for comparison given our unique position across both the technology and entertainment industries. Consistent with this intent, the 2024 PSUs require outperformance at the 55th percentile of the S&P 500 to earn target payouts.

  - To facilitate the transition to the use of PSU awards, the Compensation Committee determined that the PSU awards granted in 2024 would be eligible to vest in three equal tranches based on performance during three performance periods, which are one, two and three years in length. Future PSU awards granted on or after January 1, 2025 are expected to be subject to a single three-year performance period. For details on 2024 performance see, "2024 Long-Term Equity Incentive Awards and Results."

  - **Time-Based Restricted Stock Unit Awards with a Three-Year Vesting Term**: The RSU awards (weighted 50% of long-term equity awards) are intended to retain, reward and incentivize the Named Executive Officers in the form of long-term compensation. The Compensation Committee reviewed equity award grant practice trends and market data and determined that RSU awards vesting quarterly over a three-year period would be the best incentive structure for our Named Executive Officers to reward performance over time and achieve our retention objectives.

- The Named Executive Officers were granted stock options as part of the compensation program in effect for 2023. Under that program, stock options for a given compensation year were granted beginning in February and through January of the next calendar year. The stock options granted to the co-CEOs and Executive Chairman for the 2023 compensation year, which includes the stock options granted in January 2024, had a one-year vesting period, and options granted to the other Named Executive Officers were vested upon grant. Options are exercisable up to 10 years following grant, regardless of employment status.

Named Executive Officer Target Compensation for 2024

The 2024 target compensation reflects significant at-risk and long-term performance elements compared to 2023 target compensation for each Named Executive Officer. The following illustrations depict the 2024 compensation pay mix for each Named Executive Officer with target performance assumed for the PSU Awards.





Co-CEO
2024 Compensation Mix

Base Salary
7.5%

Target Cash
Bonus
15%

RSUs
38.8%

PSUs
38.8%

At-Risk
92.5%

Cash
22.5%

Long Term
Equity
77.5%

PERFORMANCE-BASED **53.8%**



Other Executive Officers
2024 Compensation Mix[1]

Base Salary
11.2%

Target Cash
Bonus
22.4%

RSUs
33.2%

PSUs
33.2%

At-Risk
88.8%

Cash
33.6%

Long Term
Equity
66.4%

PERFORMANCE-BASED **55.6%**

(1)   Represents the average of compensation pay mixes for the Named Executive Officers, excluding the co-CEOs.

In determining total target compensation for our Named Executive Officers for 2024, in consultation with Compensia, the Compensation Committee considered our compensation philosophy, including comparative market data.

For Mr. Sarandos, the Compensation Committee considered the competitive market compensation paid by other similarly-situated companies and determined to keep Mr. Sarandos' total target compensation flat as compared to 2023.

For Mr. Peters, the Compensation Committee considered the competitive market compensation paid by other similarly-situated companies, his increasing duties and scope of responsibilities and performance as a co-CEO, and his total target compensation was increased from $34,650,000 to $40,000,000, which is consistent with the total target compensation for his co-CEO, Mr. Sarandos.

For Mr. Hastings, the Compensation Committee considered the evolving role and responsibilities of the Executive Chairman position and decreased his total target compensation from $3,000,000 to $1,000,000.

For Mr. Neumann, the Compensation Committee considered the competitive market compensation paid by other similarly-situated companies and his experience in leading a financial organization in the media industry, as well as the increasing complexity of our financial reporting, and his total target compensation was increased from $14,000,000 to $15,000,000.

For Mr. Hyman, the Compensation Committee acknowledged his performance in managing and developing a global legal and public policy function. After reviewing the competitive market compensation paid by other similarly-situated companies, the Compensation Committee determined to keep Mr. Hyman's 2024 target compensation flat as compared to 2023.

Actual compensation that an executive may earn may be more or less than total target compensation depending on Company performance. If the Company does not meet target performance, an executive may earn less than the target bonus or no bonus at all, and if the Company outperforms, an executive may earn more. Similarly, PSU awards will vest only upon the achievement of performance targets over the relevant performance period and are forfeited if threshold performance is not achieved. RSU awards granted in 2024 also vest over a three-year period even though the full grant date fair value of the award is reflected in 2024 compensation in the Summary Compensation Table. The total target compensation amounts may also be different from the amounts reported in the Summary Compensation Table based on actual performance and the accounting valuation of the equity awards.

2024 Annual Performance-Based Cash Bonus Program

In 2024, the Compensation Committee expanded the Bonus Program to include all Named Executive Officers and established target bonus opportunities at 200% of base salary. For our co-CEOs, the target bonus opportunity was decreased to 200% of salary from a higher opportunity based on the 2023 executive compensation structure to better align with market practices and was done in tandem with our decision to allocate a greater ratio of variable compensation to equity incentives. As such, the Committee introduced RSU and PSU awards for the 2024 compensation program, which have longer vesting or performance periods, and are in line with the goal of incentivizing alignment with the long-term interests of our shareholders and value creation.

For the 2024 Bonus Program, the Compensation Committee used the following performance metrics: F/X Neutral Revenue and F/X Neutral Operating Margin, as they represent key performance indicators that are directly impacted by Named Executive Officers' decision-making. The Compensation Committee increased the weighting of the F/X Neutral Operating Margin metric to 65% from the previous 50% in 2023 to emphasize the relative importance of F/X Neutral Operating Margin to our overall business strategy as margin improvement is key to our Company performance and enhancing shareholder value. F/X Neutral Revenue was accordingly reduced from the previous 50% in 2023 to a weighting of 35%.

F/X Neutral Revenue and F/X Neutral Operating Margin are non-GAAP measures and are calculated as follows:

F/X Neutral Revenue[1] is calculated assuming foreign exchange rates had remained constant with foreign exchange rates from each of the corresponding months of the prior-year period and excludes the impact of hedging gains or losses realized as revenues.

F/X Neutral Operating Margin[1] is computed by dividing Adjusted Operating Profit by Adjusted Revenue.

- Adjusted Operating Profit is calculated as Adjusted Revenue less Adjusted Operating Expenses. Adjusted Operating Expenses are calculated using foreign exchange rates as of the beginning of the fiscal year, excluding the foreign exchange impact on content amortization as titles are amortized at a historical blended rate based on the timing of spend.

- Adjusted Revenue is calculated using foreign exchange rates as of the beginning of the fiscal year and excludes the impact of hedging gains or losses realized as revenues from cash flow hedges entered into after January 1.

When setting the goals for F/X Neutral Revenue and F/X Neutral Operating Margin, the Compensation Committee considered a number of factors, including the uncertainty caused by the introduction of new initiatives, such as the lower priced ad-supported subscription plan and the Company's approach to address account sharing. The Compensation Committee also considered the likelihood of a range of scenarios for F/X Neutral Revenue and F/X Neutral Operating Margin and factors that were projected to have an impact. Based on these considerations, in the first quarter of 2024, the Compensation Committee set annual performance goals at levels they considered appropriately rigorous for the year and required growth compared to the prior year.

The table below shows the payout that could be earned at various performance achievements under the Bonus Program. Linear interpolation is used for achievement between target and maximum, mid-point and target, and threshold and mid-point, for the F/X Neutral Revenue metric, and achievement between target and maximum, mid-point and target, and threshold and mid-point, for the F/X Neutral Operating Margin metric. Achievement below the threshold levels would result in no payout, and achievement at or above the maximum levels was capped at 200% of target.

---

[1] Revenues denominated in Argentine peso ("ARS") were excluded from the 2024 targets for F/X Neutral Revenue and Adjusted Revenue (which is an input to the calculation of F/X Neutral Operating Margin) due to the unusual and material adverse F/X impact from ARS which resulted from: (1) price increases in Argentina due to local inflation, and (2) the significant devaluation of ARS relative to the U.S. dollar. For the avoidance of doubt, Adjusted Operating Expenses (which is an input to the calculation of F/X Neutral Operating Margin) includes expenses transacted in Argentine pesos and content cash flow hedge impacts. However, these expense amounts were not expected to have, and did not have, a material impact on either of the 2024 Bonus Program performance metrics.

In January 2025, the Compensation Committee certified the achievement of F/X Neutral Revenue at $38.72 billion, which exceeded 200% of our target, resulting in a 200% payout. F/X Neutral Operating Margin was certified at 26.41%, which exceeded 200% of our target, resulting in a 200% payout. This resulted in a payout of 200% of the target bonus amount, determined as follows:



	Threshold *(50% earned)*	Mid-Point *(75% earned)*	Target *(100% earned)*	Maximum *(200% earned)*	Actual Achievement	Payout Percentage	Total Payout
F/X Neutral Revenue (35%)	$35.72B	$36.22B	$37.22B	$38.02B	$38.72B	200%	200%
F/X Neutral Operating Margin (65%)	14.39%	17.27%	23.02%	25.32%	26.41%	200%	

Based on F/X Neutral Revenue and F/X Neutral Operating Margin performance against the performance targets set at the beginning of 2024, the Compensation Committee determined that the Named Executive Officers receive payouts equal to 200% of the total target bonus to each of our Named Executive Officers.

To facilitate the executive compensation program transitions for the Named Executive Officers and the significant reduction in cash salary in 2024 as compared to 2023, the Compensation Committee approved the payment of 2024 annual bonuses in two installments. Forty-five percent (45%) of the target bonus amount was paid in advance after the second quarter of 2024, with the remaining earned amount paid following the completion of the 2024 performance period. For the 2025 bonus program, the full amount of any earned bonus will be paid after the Compensation Committee's certification of the bonus program's results.

2024 Long-Term Equity Incentive Awards and Results

The Compensation Committee transitioned to the use of an equal mix of PSU awards (at target performance) and RSU awards for 2024 Named Executive Officer compensation to incorporate longer vesting periods and specific performance criteria in our equity awards. The Compensation Committee established the following target values for each Named Executive Officer's equity awards based on the considerations discussed in "Determining Executive Compensation" above. The value of the target PSU awards and target RSU awards differs from the value of stock awards reported in the Summary Compensation Table because the Summary Compensation Table reflects the grant date fair value of the awards measured in accordance with ASC 718.

Named Executive Officer	Target PSU Value ($)	Target RSU Value ($)	Target Total Long-Term Incentive Grant Value ($)
Ted Sarandos	15,500,000	15,500,000	31,000,000
Greg Peters	15,500,000	15,500,000	31,000,000
Reed Hastings	350,000	350,000	700,000
Spencer Neumann	5,250,000	5,250,000	10,500,000
David Hyman	3,250,000	3,250,000	6,500,000

RSU Awards

In 2024, we introduced RSU awards (weighted 50% of long-term equity awards) to retain, reward and incentivize the Named Executive Officers in the form of long-term compensation. The Compensation Committee reviewed equity award grant practice trends and market data and determined that RSU awards vesting quarterly over a three-year period would be the best incentive structure for our Named Executive Officers to reward performance over time and achieve our retention objectives. The number of RSUs granted to each Executive Officer in 2024 was determined by dividing the target value of the award by the 5-trading day average price, rounded up to the nearest whole share. The full denominator of the formula to determine the number of RSUs is the Company's average closing share price during the 30-trading day period immediately preceding the grant date (the "30-trading day average price"), unless there is a 10% or greater difference between the 30-trading day average price and the Company's closing share price on the grant date, in which case the Company's average closing share price during the 5-trading day period immediately preceding the grant date (the "5-trading day average price") is used. The 5-day trading average price was the denominator applicable to the 2024 RSU grants to our Named Executive Officers, as well as the target number of shares subject to the PSU Awards described below.

PSU Awards

In 2024, we introduced PSU awards (weighted 50% of long-term equity awards) to promote pay-for-performance and alignment with shareholder interests. The Compensation Committee selected Company TSR relative to the TSR of the companies in the S&P 500 as the performance metric to incentivize successful execution of our strategic initiatives, which we believe are critical to our ability to create long-term shareholder value and deliver above market performance. We believe the relative TSR metric also supports a strong alignment of Named Executive Officers' long-term incentive compensation opportunities with the creation of long-term shareholder value. Consistent with this intent, the 2024 PSUs require outperformance at the 55th percentile of the S&P 500 to earn target payouts. The Compensation Committee believes the S&P 500 is the appropriate index for comparison given our unique position across both the technology and entertainment industries. To facilitate the transition to the use of PSU awards, the Compensation Committee determined that the PSU awards granted in 2024 would be eligible to vest in three equal tranches based on performance during three performance periods, which are one, two and three years in length.

Subject to the terms of the award agreements, between zero and 200% of the target number of PSUs in a given tranche will vest at the end of the tranche's performance period, depending on the Company's relative TSR performance, as set forth below.

For the performance period from January 1, 2024 to December 31, 2024, the Company achieved a relative TSR at the 98th percentile, resulting in a payout percentage of 200% for the first tranche of PSU awards granted in January 2024.



	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Payout Percentage
Relative Total Shareholder Return (rTSR) (%ile)	25.00%	55.00%	85.00%	200%
			98% Actual Achievement	

Other Components of Compensation

In 2024, each Named Executive Officer was eligible to receive an additional $16,000, in the case of individuals, or $21,000, in the case of Named Executive Officers and their families, in annual compensation that may be used to defray the cost of health care benefits previously paid by us on the same basis as other employees. Any portion of this allowance not utilized toward the cost of health care benefits was paid as salary, up to a maximum of $5,000.

Certain eligible U.S. employees, including our Named Executive Officers, also have the opportunity to participate in our 401(k) matching program which enables them to receive a dollar-for-dollar Company match of up to 4% of their compensation to the 401(k) fund, subject to limitations under applicable law. Messrs. Hyman, Neumann and Sarandos all participated in this program in 2024 and therefore we matched their 401(k) contributions as shown in the compensation tables of this Proxy Statement.

We also provide all employees tax equalization payments for business-related travel, which includes international assignments and incremental state taxes for travel to states outside an employee's regular state to cover income taxes in excess of what the employee would have incurred had the employee remained in their regular state or country. We also maintain a group term life insurance policy for all full-time employees, including our Named Executive Officers.

We permit our Named Executive Officers and their family members and guests to use our corporate aircraft for personal use and consider amounts related to such travel to be a perquisite. Additionally, our Named Executive Officers are permitted to use a company-provided car service under certain circumstances. We also pay for residential security measures and services for certain Named Executive Officers when deemed necessary. All applicable perquisites are reflected in the "All Other Compensation" column of the Summary Compensation Table.

Termination-Based Compensation and Change in Control Retention Incentives

Effective as of January 1, 2024, Messrs. Sarandos, Peters, Hastings, Neumann and Hyman participate in the Executive Officer Severance Plan (the "Severance Plan"). Under the Severance Plan, if they experience a termination of employment from the Company without cause or resign for good reason, in each case, within 3 months prior to or 24 months following a change in control (the "change in control protection period"), they are eligible to receive the following, payable no later than two and one half months following the later of the date of their termination of employment or a change in control: (i) a cash lump sum equal to two times the sum of their (a) annual base salary and (b) target annual bonus under the Bonus Plan; (ii) a pro-rata lump sum cash bonus, based on target performance under the Bonus Plan, but pro-rated for the number of days that the participant was employed during the performance period; and (iii) a cash lump sum for twenty-four months of continued health, dental and vision benefits for the participant and their covered dependents. Alternatively, if a participant in the Severance Plan has their employment terminated without cause outside of the change in control protection period, they will be entitled to receive (i) a lump sum cash payment equal to the sum of their (a) annual base salary, (b) target annual bonus under the Bonus Plan and (c) target annual equity award opportunity for RSUs and PSUs (at target) payable no later than two and one half months following their termination of employment and (ii) a pro-rata bonus under the Bonus Plan ("Pro Rata Bonus"), based on actual performance as determined at the end of the performance period and paid at the time when bonuses are paid to actively employed executives, but pro-rated for the number of days that the participant was employed during the performance period. Each of the terms "change in control", "cause" and "good reason" are defined in the Severance Plan, a copy of which is attached as Exhibit 10.3 to the Company's Form 8-K filed on December 8, 2023.

PSUs and RSUs also contain certain acceleration provisions. Specifically, the RSUs granted in January 2024 will (i) accelerate in full in connection with an Executive Officer's termination of employment without cause or resignation for good reason during a change in control protection period or the Executive Officer's death or disability (with the terms "cause", "change in control protection period", "disability" and "good reason" defined in the applicable award agreement) and (ii) accelerate on a pro-rata basis in connection with the Executive Officer's termination of employment without cause outside of a change in control protection period.

Additionally, the PSUs granted in January 2024 will (i) accelerate on a pro-rata basis in connection with the Executive Officer's termination of employment without cause outside of a change in control protection period based on actual performance as of the termination date, (ii) accelerate and pay out based on the greater of target and actual performance as of the change in control in connection with the Executive Officer's termination of employment without cause or resignation for good reason during a change in control protection period, (iii) in connection with a change in control under certain circumstances, be deemed achieved at the greater of target and actual performance as of the change in control, convert into RSUs, and remain subject to continued time-vesting requirements, with a certain portion of the RSUs accelerated, (iv) in connection with a change in control under certain circumstances, be deemed achieved at the greater of target and actual performance as of the change in control and accelerate in full, and (v) accelerate in full generally based on actual performance as of the Executive Officer's death or disability (with the terms "cause", "change in control", "change in control protection period", "disability" and "good reason" defined in the applicable award agreement). Please see the Company's Form 8-K filed on December 8, 2023 for additional details about the RSUs and PSUs granted to Named Executive Officers in January 2024.

We believe that benefits under the Severance Plan are consistent with similar benefits offered to similarly-situated executive officers of similarly situated companies and moreover, that they are an important mechanism for attracting and retaining outstanding performers.

The Bonus Plan provides for a prorated bonus in the event of an involuntary termination (other than for cause) based on the number of calendar days a participant was actively employed during a given performance period. Each of the terms "cause," "participant" and "performance period" are defined in the Bonus Plan, a copy of which is attached as Exhibit 10.1 to the Company's Form 8-K filed on December 9, 2022. However, the Severance Plan provides that such prorated bonus will not apply to the extent it is duplicative with any pro-rata bonus provided under the Severance Plan.

Certain stock options granted to each of Messrs. Sarandos, Peters and Hastings also contain acceleration provisions, such that if the Executive Officer's employment is terminated by the Company other than for Cause, any options that would have otherwise vested during the 12 months following the employment termination date accelerate and vest in full.

Tax Considerations

Section 162(m) of the Internal Revenue Code ("Section 162(m)") was among the provisions that were amended pursuant to The Tax Cuts and Jobs Act (the "Tax Act"), which was signed into law on December 22, 2017. The prior version of Section 162(m) generally disallowed a tax deduction for compensation that we paid to our Chief Executive Officer or any of the next three most highly compensated executive officers (excluding the Chief Financial Officer) to the extent that the compensation for any such individual exceeded $1 million in any taxable year. However, this deduction limitation did not apply to compensation that was "performance-based" under Section 162(m). The Tax Act amended Section 162(m) to eliminate the exception for performance-based compensation. As a result, effective for our 2018 fiscal year and thereafter, the maximum U.S. federal income tax deduction that we may receive for annual compensation paid to any individual who is a "covered employee" under Section 162(m) is $1 million per covered employee.

The Tax Act also expanded the list of individuals who are "covered employees" under Section 162(m), which now includes the Chief Executive Officer, Chief Financial Officer, the three most highly compensated executive officers and any former covered employee for any taxable year beginning after December 31, 2016. For tax years beginning on and after December 31, 2026, the list of "covered employees" will be further expanded to include five additional highly compensated employees.

We continued to grant equity awards in 2024, although the compensation income recognized upon exercise or settlement of such grants by covered employees under Section 162(m) will not be deductible by us to the extent the total compensation for each covered employee exceeds $1 million in the year in which the stock options are exercised or the RSUs and PSUs are settled. Additionally, cash payments made under the Bonus Plan to covered employees will not be deductible by us to the extent that the total compensation for each covered employee exceeds $1 million in the applicable year.

The Compensation Committee considers the tax impact of the Company's executive compensation program. However, to maintain the flexibility to provide compensation programs for our Named Executive Officers that will best incentivize them to achieve our key business objectives, the Compensation Committee reserves the right to pay compensation that is not tax deductible.

Prohibition on Hedging

Our Insider Trading Policy prohibits our section 16 officers and directors from engaging in any transactions involving any hedging or derivatives of Company equity securities, including trading in futures and derivative securities and engaging in hedging activities relating to our securities (including forward sales contracts, equity swaps, collars, puts, calls, exchange traded options and exchange funds), or otherwise engaging in transactions that are designed to hedge or offset decreases in the market value of our equity securities, provided that it does not limit director and officer participation in our stock option program, to the extent they are otherwise eligible to participate. This prohibition applies only to transactions initiated on or after March 4, 2020 and applies to Company equity securities that are (i) granted to the section 16 officer or director by the Company as part of their compensation or (ii) held, directly or indirectly, by the section 16 officer or the director.

Clawback of Performance-Based Awards

The Netflix, Inc. 2020 Stock Plan allows us to recover certain performance-based equity awards or amounts paid in respect of such awards in the event of certain acts of misconduct by award recipients. Such misconduct generally relates to contributing to or failing to take reasonable steps to prevent an accounting restatement due to material noncompliance with financial reporting requirements. Further the Bonus Plan provides that awards may be subject to recoupment policies of the Company, as applicable.

The Company has also adopted a compensation clawback policy to comply with Exchange Act Rule 10D-1 and the Nasdaq listing standards regarding recovery of erroneously awarded compensation in the event of an accounting restatement.

Stock Ownership Guidelines

In 2024, we adopted stock ownership guidelines applicable to our Executive Officers. The guidelines require that, within five years of adoption or, for future executive officers, within five years of first becoming a Netflix Rule 3b-7 executive officer, each executive officer own at least a number of shares equal to a multiple of the executive officer's base salary: 6x base salary for the co-CEOs and 3x base salary for the other executive officers.

Equity Grant Practices

We generally grant equity awards to employees, including our Named Executive Officers, on a pre-established schedule and do not grant any form of equity compensation in anticipation of the release of material, non-public information. Similarly, we do not time the release of material, non-public information based on equity award grant dates.

Historically, a core component of our executive compensation program consisted of monthly stock option grants to our Named Executive Officers on a formulaic basis based on a stock option allocation amount that the Compensation Committee approved during the December of the prior calendar year. For example, the Compensation Committee approved the stock option allocation amount for each Named Executive Officer's 2023 compensation in December 2022, with stock options for the 2023 compensation year granted beginning in February 2023 through January 2024. We granted stock options on the first trading day of each such month, with the number of options granted based on (a) the closing stock price on that trading day and (b) the stock option allocation amount approved in December 2022. Please see the discussion about stock options under the heading "Elements of the Prior Executive Compensation Program" in our proxy statement filed on April 18, 2024 for additional details about the formula we used to grant options.

In 2024, we transitioned from the stock option allocation program to granting RSUs and PSUs to our Named Executive Officers. Our Compensation Committee approved the target dollar value of the RSU and PSU grants to our Named Executive Officers in December 2023 and specified that the grant date for such awards be the second business day following the January 2024 earnings release. In December 2023, the Compensation Committee also approved the formula for converting the target dollar value of the RSU and PSU grants into a number of RSUs and PSUs.

During 2024, we did not grant options to our Named Executive Officers during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material, non-public information.

Compensation Risk

Given the design of our compensation structure for our Named Executive Officers, as detailed in the foregoing Compensation Discussion and Analysis, and the compensation structure for other employees, which generally consists of salary and stock options, we do not believe that our compensation plans, policies and practices are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation Committee of the Board
Mathias Döpfner
Timothy M. Haley
Anne Sweeney

COMPENSATION OF NAMED EXECUTIVE OFFICERS AND OTHER MATTERS

Summary Compensation Table

The following Summary Compensation Table sets forth information concerning the compensation paid to our Named Executive Officers in 2024, 2023, and 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
TED SARANDOS co-Chief Executive Officer and President	2024	3,000,000	42,707,872	2,253,067	12,000,000	1,961,458[5]	61,922,397
	2023	3,000,000	—	28,308,620	16,541,385	1,984,931	49,834,936
	2022	20,000,000	—	28,512,519	—	1,786,777	50,299,296
GREG PETERS co-Chief Executive Officer and President	2024	3,000,000	42,707,872	1,951,611	12,000,000	613,091[6]	60,272,574
	2023	2,890,385	—	22,667,588	13,938,549	620,602	40,117,124
	2022	16,000,000	—	11,512,000	—	617,263	28,129,263
REED HASTINGS* Executive Chairman	2024	100,000	965,039	281,697	400,000	2,215[7]	1,748,951
	2023	510,962	—	10,643,357	—	136,092	11,290,411
	2022	650,000	—	49,408,182	—	1,015,055	51,073,237
SPENCER NEUMANN Chief Financial Officer	2024	1,500,000	14,465,668	788,598	6,000,000	147,331[8]	22,901,597
	2023	7,000,000	—	9,907,780	—	94,073	17,001,853
	2022	7,000,000	—	10,022,952	—	38,537	17,061,489
DAVID HYMAN Chief Legal Officer	2024	1,500,000	8,955,597	788,598	6,000,000	15,647[9]	17,259,842
	2023	4,000,000	—	9,664,029	—	16,044	13,680,073
	2022	6,000,000	—	7,237,681	—	12,971	13,250,652

* Effective April 17, 2025, Mr. Hastings transitioned from Executive Chairman to Chairman of the Board and a non-executive director.

(1) The 2024 RSU target award amount for each Named Executive Officer was: $15,500,000 for Messrs. Sarandos and Peters, $350,000 for Mr. Hastings, $5,250,000 for Mr. Neumann and $3,250,000 for Mr. Hyman. The 2024 PSU target award amount for each Named Executive Officer was: $15,500,000 for Messrs. Sarandos and Peters, $350,000 for Mr. Hastings, $5,250,000 for Mr. Neumann and $3,250,000 for Mr. Hyman. Dollar amounts in the Stock Awards column reflect the grant date fair value of the RSU and PSU awards, computed in accordance with FASB ASC Topic 718. The grant date fair value for RSUs is based on the closing price of the Company's common stock on the date of grant. The grant date fair value for PSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718, based on the probable outcome of the performance condition as of the grant date and incorporates assumptions such as the term of the performance period, expected volatilities, risk-free interest rate, and dividend yield. Since the performance criteria underlying the PSUs, relative TSR, is considered a market condition as opposed to a performance condition for accounting purposes, the expense associated with those awards is not subject to fluctuation based on the actual outcome. Therefore, the amounts reported in this column reflect the maximum expense value.

(2) The Named Executive Officers were granted stock options as part of the compensation program in effect for 2023. Under that program, stock options for a given compensation year were granted beginning in February and through January of the next calendar year. The amounts in the Option Awards column reflects the option grants in January 2024 under the 2023 compensation program. The options granted to the co-CEOs and Executive Chairman for the 2023 compensation year, which includes the stock options granted in January 2024, had a one-year vesting period, and options granted to the other Named Executive Officers were vested upon grant. Options are exercisable up to 10 years following grant, regardless of employment status. Dollar amounts in the Option Awards column reflect the grant date fair value with respect to stock options during the respective fiscal year, computed in accordance with FASB ASC Topic 718. The grant date fair value for stock options is calculated using a lattice-binomial model and incorporates assumptions such as expected volatility, risk-free interest rate, suboptimal exercise factor, and dividend yield.

(3) Amounts listed in this column are reflective of actual bonus amounts earned under the 2024 Bonus Program for performance during 2024, a portion of which was paid in mid-2024. The 2024 Bonus Program bonuses paid out at 200% of target because actual performance exceeded the maximum performance metric target. Further information about the Bonus Program is available in the section above entitled "Compensation Discussion and Analysis."

(4) We permit our Named Executive Officers and their family members and guests to use our corporate aircraft for personal use. Personal use of company aircraft is calculated based upon our actual aggregate incremental cost to operate the aircraft, including fuel, engine maintenance programs, landing and handling fees, and crew travel costs, as well as other variable costs.

(5) Includes $13,800 representing our matching contribution made under our 401(k) plan, $36,782 for car services, $576,841 for personal use of company aircraft, $2,215 in cash in lieu of health benefits that were not utilized, and $1,331,820 in residential security costs paid to a third-party provider by the Company valued on the basis of aggregate incremental cost to the Company. The Compensation Committee approved the residential security costs after considering the potential security concerns related to Mr. Sarandos' service as an executive officer and believes the security costs are a necessary and appropriate business expense.

(6) Includes $612,741 for personal use of company aircraft and $350 reimbursed by the Company for tax preparation related to business travel. Mr. Peters has fully reimbursed the Company for the incremental costs associated with his personal use of car services.

(7) Includes $2,215 in cash in lieu of health benefits that were not utilized.

(8) Includes $13,800 representing our matching contribution made under our 401(k) plan, $96,020 for personal use of company aircraft, and $37,511 for car services.

(9) Includes $13,800 representing our matching contribution made under our 401(k) plan and $1,847 for commuting expenses.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of awards made to the Named Executive Officers during 2024.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)[6]	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Ted Sarandos	Performance-Based Cash Bonus		1,050,000	6,000,000	12,000,000							
	PSU Award	1/25/2024				15,556	31,112	62,224				25,222,928
	RSU Award	1/25/2024							31,112			17,484,944
	Stock Options	1/2/2024								8,894	468.50	2,253,067
Greg Peters	Performance-Based Cash Bonus		1,050,000	6,000,000	12,000,000							
	PSU Award	1/25/2024				15,556	31,112	62,224				25,222,928
	RSU Award	1/25/2024							31,112			17,484,944
	Stock Options	1/2/2024								7,704	468.50	1,951,611
Reed Hastings	Performance-Based Cash Bonus		35,000	200,000	400,000							
	PSU Award	1/25/2024				352	703	1,406				569,953
	RSU Award	1/25/2024							703			395,086
	Stock Options	1/2/2024								1,112	468.50	281,697
Spencer Neumann	Performance-Based Cash Bonus		525,000	3,000,000	6,000,000							
	PSU Award	1/25/2024				5,269	10,538	21,076				8,543,312
	RSU Award	1/25/2024							10,538			5,922,356
	Stock Options	1/2/2024								3,113	468.50	788,598
David Hyman	Performance-Based Cash Bonus		525,000	3,000,000	6,000,000							
	PSU Award	1/25/2024				3,262	6,524	13,048				5,289,109
	RSU Award	1/25/2024							6,524			3,666,488
	Stock Options	1/2/2024								3,113	468.50	788,598

(1) Represents the amounts that the Named Executive Officers were eligible to receive under our 2024 Annual Performance-Based Cash Bonus Program. The actual amounts earned by and paid to the Named Executive Officers for 2024 are set forth in the "Summary Compensation Table" in the column titled "Non-Equity Incentive Plan Compensation."

(2) Represents the number of shares of common stock subject to PSU Awards granted to the Named Executive Officers in 2024 under our 2020 Stock Plan. Maximum and threshold amounts represent 200% and 50%, respectively, of the target number of shares subject to the 2024 PSUs granted to each Named Executive Officer. The 2024 PSUs are divided into three tranches and earned based on performance over three discrete performance periods of one, two and three years. All three tranches are included in the table above. In January 2025, the Compensation Committee determined the actual number of shares eligible to vest for the first tranche pursuant to the PSU awards based on our 2024 performance. The shares subject to the second and third tranches remain outstanding.

(3) Represents the number of shares of common stock subject to RSU Awards granted to Named Executive Officers during 2024 under our 2020 Stock Plan. Such shares vest quarterly over a three-year period.

(4) The Named Executive Officers were granted stock options under our 2020 Stock Plan as part of the compensation program in effect for 2023. Under that program, stock options for a given compensation year were granted beginning in February and through January of the next calendar year. The amounts in the Option Awards column reflects the option grants in January 2024 under the 2023 compensation program.

(5) The amounts reported in this column represent the grant date fair value of the RSU Awards, PSU Awards and stock options granted to the Named Executive Officers, as computed in accordance with ASC Topic 718. See footnotes 1 and 2 to the "Summary Compensation Table."

(6) For the 2024 Bonus Program, the Compensation Committee selected F/X Neutral Revenue, weighted at 35%, and F/X Neutral Operating Margin, weighted at 65%, as the financial performance measures to determine the bonus awards, with each metric independent of the other performance metric. The threshold is calculated assuming threshold performance was achieved for F/X Neutral Revenue only.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning equity awards for each Named Executive Officer that remained outstanding as of December 31, 2024. All stock options granted to the Named Executive Officers were fully vested, other than the stock options granted to the co-CEOs and Executive Chairman in 2023 and January 2024, which had a one-year vesting period. The stock options can generally be exercised up to 10 years following the date of grant.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Ted Sarandos	2/1/2016	26,125		94.09	2/1/2026				
	3/1/2016	25,008		98.30	3/1/2026				
	5/2/2016	26,405		93.11	5/2/2026				
	7/1/2016	25,430		96.67	7/1/2026				
	8/1/2016	26,050		94.37	8/1/2026				
	9/1/2016	25,245		97.38	9/1/2026				
	1/3/2017	19,282		127.49	1/3/2027				
	7/3/2017	15,679		146.17	7/3/2027				
	6/1/2018	8,248		359.93	6/1/2028				
	7/2/2018	7,456		398.18	7/2/2028				
	8/1/2018	8,773		338.38	8/1/2028				
	9/4/2018	8,165		363.60	9/4/2028				
	10/1/2018	7,783		381.43	10/1/2028				

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Ted Sarandos (continued)	2/1/2019	8,276		339.85	2/1/2029				
	3/1/2019	7,871		357.32	3/1/2029				
	4/1/2019	7,664		366.96	4/1/2029				
	5/1/2019	7,425		378.81	5/1/2029				
	6/3/2019	8,355		336.63	6/3/2029				
	7/1/2019	7,508		374.60	7/1/2029				
	8/1/2019	8,802		319.50	8/1/2029				
	1/2/2020	8,527		329.81	1/2/2030				
	2/3/2020	8,525		358.00	2/3/2030				
	3/2/2020	8,010		381.05	3/2/2030				
	4/1/2020	8,383		364.08	4/1/2030				
	5/1/2020	7,350		415.27	5/1/2030				
	6/1/2020	7,166		425.92	6/1/2030				
	7/1/2020	6,284		485.64	7/1/2030				
	8/3/2020	6,121		498.62	8/3/2030				
	9/1/2020	5,484		556.55	9/1/2030				
	10/1/2020	5,786		527.51	10/1/2030				
	11/2/2020	6,304		484.12	11/2/2030				
	12/1/2020	6,049		504.58	12/1/2030				
	1/4/2021	5,837		522.86	1/4/2031				
	2/1/2021	5,662		539.04	2/1/2031				
	3/1/2021	5,543		550.64	3/1/2031				
	4/1/2021	5,658		539.42	4/1/2031				
	5/3/2021	5,995		509.11	5/3/2031				
	6/1/2021	6,116		499.08	6/1/2031				
	7/1/2021	5,720		533.54	7/1/2031				
	8/2/2021	5,925		515.15	8/2/2031				
	9/1/2021	5,243		582.07	9/1/2031				

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Ted Sarandos (continued)	10/1/2021	4,978		613.15	10/1/2031				
	11/1/2021	4,481		681.17	11/1/2031				
	12/1/2021	4,940		617.77	12/1/2031				
	1/3/2022	5,109		597.37	1/3/2032				
	2/1/2022	9,115		457.13	2/1/2032				
	3/1/2022	10,788		386.24	3/1/2032				
	4/1/2022	11,157		373.47	4/1/2032				
	5/2/2022	20,890		199.46	5/2/2032				
	6/1/2022	21,599		192.91	6/1/2032				
	8/1/2022	18,419		226.21	8/1/2032				
	9/1/2022	18,113		230.04	9/1/2032				
	10/3/2022	17,431		239.04	10/3/2032				
	11/1/2022	14,530		286.75	11/1/2032				
	12/1/2022	13,146		316.95	12/1/2032				
	1/3/2023	14,127		294.95	1/3/2033				
	2/1/2023	11,510		361.99	2/1/2033				
	3/1/2023	13,292		313.48	3/1/2033				
	4/3/2023	11,964		348.28	4/3/2033				
	5/1/2023	12,855		324.12	5/1/2033				
	6/1/2023	10,336		403.13	6/1/2033				
	7/3/2023	9,439		441.44	7/3/2033				
	8/1/2023	9,499		438.62	8/1/2033				
	9/1/2023	9,472		439.88	9/1/2033				
	10/2/2023	10,956		380.33	10/2/2033				
	11/1/2023	9,916		420.19	11/1/2033				
	12/1/2023	8,946		465.74	12/1/2033				
	1/2/2024		8,894[2]	468.50	1/2/2034				
	1/25/2024					20,742[3]	18,487,759		
	1/25/2024							41,484[4]	36,975,519

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Greg Peters	7/3/2017	4,668		146.17	7/3/2027				
	8/1/2017	3,891		182.03	8/1/2027				
	9/1/2017	4,054		174.74	9/1/2027				
	10/2/2017	4,001		177.01	10/2/2027				
	11/1/2017	3,578		198.00	11/1/2027				
	12/1/2017	3,791		186.82	12/1/2027				
	1/2/2018	3,523		201.07	1/2/2028				
	2/1/2018	5,187		265.07	2/1/2028				
	3/1/2018	4,735		290.39	3/1/2028				
	4/2/2018	4,906		280.29	4/2/2028				
	5/1/2018	4,389		313.30	5/1/2028				
	6/1/2018	3,820		359.93	6/1/2028				
	7/2/2018	3,453		398.18	7/2/2028				
	8/1/2018	4,063		338.38	8/1/2028				
	9/4/2018	3,782		363.60	9/4/2028				
	10/1/2018	3,605		381.43	10/1/2028				
	11/1/2018	4,332		317.38	11/1/2028				
	12/3/2018	4,737		290.30	12/3/2028				
	1/2/2019	5,137		267.66	1/2/2029				
	2/1/2019	4,168		339.85	2/1/2029				
	3/1/2019	3,965		357.32	3/1/2029				
	4/1/2019	3,861		366.96	4/1/2029				
	5/1/2019	3,739		378.81	5/1/2029				
	6/3/2019	4,209		336.63	6/3/2029				
	7/1/2019	3,782		374.60	7/1/2029				
	8/1/2019	4,434		319.50	8/1/2029				
	9/3/2019	4,897		289.29	9/3/2029				
	10/1/2019	5,255		269.58	10/1/2029				
	11/1/2019	4,939		286.81	11/1/2029				
	12/2/2019	4,570		309.99	12/2/2029				

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Greg Peters (continued)	1/2/2020	4,296		329.81	1/2/2030				
	2/3/2020	4,015		358.00	2/3/2030				
	3/2/2020	3,772		381.05	3/2/2030				
	4/1/2020	3,949		364.08	4/1/2030				
	5/1/2020	3,461		415.27	5/1/2030				
	6/1/2020	3,375		425.92	6/1/2030				
	7/1/2020	2,960		485.64	7/1/2030				
	8/3/2020	2,883		498.62	8/3/2030				
	9/1/2020	2,583		556.55	9/1/2030				
	10/1/2020	2,725		527.51	10/1/2030				
	11/2/2020	2,969		484.12	11/2/2030				
	12/1/2020	2,849		504.58	12/1/2030				
	1/4/2021	2,750		522.86	1/4/2031				
	2/1/2021	2,666		539.04	2/1/2031				
	3/1/2021	2,611		550.64	3/1/2031				
	4/1/2021	2,665		539.42	4/1/2031				
	5/3/2021	2,823		509.11	5/3/2031				
	6/1/2021	2,881		499.08	6/1/2031				
	7/1/2021	2,694		533.54	7/1/2031				
	8/2/2021	2,790		515.15	8/2/2031				
	9/1/2021	2,470		582.07	9/1/2031				
	10/1/2021	2,344		613.15	10/1/2031				
	11/1/2021	2,111		681.17	11/1/2031				
	12/1/2021	2,327		617.77	12/1/2031				
	1/3/2022	2,406		597.37	1/3/2032				
	2/1/2022	3,646		457.13	2/1/2032				
	3/1/2022	4,315		386.24	3/1/2032				
	4/1/2022	4,463		373.47	4/1/2032				
	5/2/2022	8,356		199.46	5/2/2032				

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Greg Peters (continued)	6/1/2022	8,640		192.91	6/1/2032				
	7/1/2022	9,262		179.95	7/1/2032				
	8/1/2022	7,367		226.21	8/1/2032				
	9/1/2022	7,245		230.04	9/1/2032				
	10/3/2022	6,973		239.04	10/3/2032				
	11/1/2022	5,812		286.75	11/1/2032				
	12/1/2022	5,258		316.95	12/1/2032				
	1/3/2023	5,651		294.95	1/3/2033				
	2/1/2023	6,577		361.99	2/1/2033				
	3/1/2023	11,514		313.48	3/1/2033				
	4/3/2023	10,363		348.28	4/3/2033				
	5/1/2023	11,136		324.12	5/1/2033				
	6/1/2023	8,954		403.13	6/1/2033				
	7/3/2023	8,176		441.44	7/3/2033				
	8/1/2023	8,229		438.62	8/1/2033				
	9/1/2023	8,205		439.88	9/1/2033				
	10/2/2023	9,491		380.33	10/2/2033				
	11/1/2023	8,589		420.19	11/1/2033				
	12/1/2023	7,750		465.74	12/1/2033				
	1/2/2024		7,704[2]	468.50	1/2/2034				
	1/25/2024					20,742[3]	18,487,759		
	1/25/2024							41,484[4]	36,975,519
Reed Hastings	5/1/2015	35,868		79.58	5/1/2025				
	6/1/2015	32,067		89.00	6/1/2025				
	7/1/2015	30,485		93.64	7/1/2025				
	8/3/2015	25,360		112.56	8/3/2025				
	9/1/2015	26,977		105.79	9/1/2025				
	10/1/2015	26,933		105.98	10/1/2025				

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Reed Hastings (continued)	11/2/2015	26,513		107.64	11/2/2025				
	12/1/2015	22,765		125.37	12/1/2025				
	1/4/2016	25,959		109.96	1/4/2026				
	2/1/2016	42,176		94.09	2/1/2026				
	3/1/2016	40,374		98.30	3/1/2026				
	4/1/2016	37,547		105.70	4/1/2026				
	5/2/2016	42,629		93.11	5/2/2026				
	6/1/2016	39,097		101.51	6/1/2026				
	7/1/2016	41,055		96.67	7/1/2026				
	8/1/2016	42,055		94.37	8/1/2026				
	9/1/2016	40,755		97.38	9/1/2026				
	10/3/2016	38,670		102.63	10/3/2026				
	11/1/2016	32,188		123.30	11/1/2026				
	12/1/2016	33,857		117.22	12/1/2026				
	1/3/2017	31,130		127.49	1/3/2027				
	2/1/2017	31,373		140.78	2/1/2027				
	3/1/2017	30,961		142.65	3/1/2027				
	4/3/2017	30,062		146.92	4/3/2027				
	5/1/2017	28,431		155.35	5/1/2027				
	6/1/2017	27,097		162.99	6/1/2027				
	7/3/2017	30,216		146.17	7/3/2027				
	8/1/2017	24,264		182.03	8/1/2027				
	9/1/2017	25,275		174.74	9/1/2027				
	10/2/2017	24,952		177.01	10/2/2027				
	11/1/2017	22,306		198.00	11/1/2027				
	12/1/2017	23,641		186.82	12/1/2027				
	1/2/2018	21,966		201.07	1/2/2028				
	2/1/2018	22,557		265.07	2/1/2028				
	3/1/2018	20,590		290.39	3/1/2028				

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Reed Hastings (continued)	4/2/2018	21,332		280.29	4/2/2028				
	5/1/2018	19,085		313.30	5/1/2028				
	6/1/2018	16,612		359.93	6/1/2028				
	7/2/2018	15,016		398.18	7/2/2028				
	8/1/2018	17,670		338.38	8/1/2028				
	9/4/2018	16,444		363.60	9/4/2028				
	10/1/2018	15,676		381.43	10/1/2028				
	11/1/2018	18,839		317.38	11/1/2028				
	12/3/2018	20,597		290.30	12/3/2028				
	1/2/2019	22,338		267.66	1/2/2029				
	2/1/2019	18,881		339.85	2/1/2029				
	3/1/2019	17,958		357.32	3/1/2029				
	4/1/2019	17,486		366.96	4/1/2029				
	5/1/2019	16,939		378.81	5/1/2029				
	6/3/2019	19,061		336.63	6/3/2029				
	7/1/2019	17,130		374.60	7/1/2029				
	8/1/2019	20,083		319.50	8/1/2029				
	9/3/2019	22,181		289.29	9/3/2029				
	10/1/2019	23,802		269.58	10/1/2029				
	11/1/2019	22,373		286.81	11/1/2029				
	12/2/2019	20,699		309.99	12/2/2029				
	1/2/2020	19,456		329.81	1/2/2030				
	2/3/2020	19,786		358.00	2/3/2030				
	3/2/2020	18,589		381.05	3/2/2030				
	4/1/2020	19,455		364.08	4/1/2030				
	5/1/2020	17,057		415.27	5/1/2030				
	6/1/2020	16,631		425.92	6/1/2030				
	7/1/2020	14,585		485.64	7/1/2030				
	8/3/2020	14,206		498.62	8/3/2030				
	9/1/2020	12,727		556.55	9/1/2030				

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Reed Hastings (continued)	10/1/2020	13,428		527.51	10/1/2030				
	11/2/2020	14,632		484.12	11/2/2030				
	12/1/2020	14,038		504.58	12/1/2030				
	1/4/2021	13,547		522.86	1/4/2031				
	2/1/2021	13,141		539.04	2/1/2031				
	3/1/2021	12,864		550.64	3/1/2031				
	4/1/2021	13,131		539.42	4/1/2031				
	5/3/2021	13,913		509.11	5/3/2031				
	6/1/2021	14,193		499.08	6/1/2031				
	7/1/2021	13,276		533.54	7/1/2031				
	8/2/2021	13,750		515.15	8/2/2031				
	9/1/2021	12,169		582.07	9/1/2031				
	10/1/2021	11,553		613.15	10/1/2031				
	11/1/2021	10,398		681.17	11/1/2031				
	12/1/2021	11,466		617.77	12/1/2031				
	1/3/2022	11,858		597.37	1/3/2032				
	2/1/2022	15,495		457.13	2/1/2032				
	3/1/2022	18,340		386.24	3/1/2032				
	4/1/2022	18,966		373.47	4/1/2032				
	5/2/2022	35,513		199.46	5/2/2032				
	6/1/2022	36,718		192.91	6/1/2032				
	7/1/2022	39,363		179.95	7/1/2032				
	8/1/2022	31,313		226.21	8/1/2032				
	9/1/2022	30,792		230.04	9/1/2032				
	10/3/2022	29,632		239.04	10/3/2032				
	11/1/2022	24,702		286.75	11/1/2032				
	12/1/2022	22,348		316.95	12/1/2032				
	1/3/2023	24,016		294.95	1/3/2033				
	2/1/2023	16,867		361.99	2/1/2033				
	3/1/2023	1,662		313.48	3/1/2033				

| | | Option Awards | | | | Stock Awards | | | |
| | | | | | | | | Equity Incentive Plan Awards: Number of | Equity Incentive Plan Awards: |
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Reed Hastings (continued)	4/3/2023	1,495		348.28	4/3/2033				
	5/1/2023	1,607		324.12	5/1/2033				
	6/1/2023	1,292		403.13	6/1/2033				
	7/3/2023	1,180		441.44	7/3/2033				
	8/1/2023	1,187		438.62	8/1/2033				
	9/1/2023	1,184		439.88	9/1/2033				
	10/2/2023	1,370		380.33	10/2/2033				
	11/1/2023	1,239		420.19	11/1/2033				
	12/1/2023	1,118		465.74	12/1/2033				
	1/2/2024		1,112[2]	468.50	1/2/2034				
	1/25/2024					469[3]	418,029		
	1/25/2024							938[4]	836,058
Spencer Neumann	2/1/2019	1,308		339.85	2/1/2029				
	3/1/2019	2,916		357.32	3/1/2029				
	4/1/2019	2,838		366.96	4/1/2029				
	5/1/2019	2,750		378.81	5/1/2029				
	6/3/2019	3,095		336.63	6/3/2029				
	7/1/2019	2,781		374.60	7/1/2029				
	8/1/2019	3,260		319.50	8/1/2029				
	9/3/2019	3,601		289.29	9/3/2029				
	10/1/2019	3,864		269.58	10/1/2029				
	11/1/2019	3,632		286.81	11/1/2029				
	12/2/2019	3,361		309.99	12/2/2029				
	1/2/2020	3,158		329.81	1/2/2030				
	2/3/2020	3,201		358.00	2/3/2030				
	3/2/2020	3,007		381.05	3/2/2030				
	4/1/2020	3,147		364.08	4/1/2030				
	5/1/2020	2,759		415.27	5/1/2030				

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Spencer Neumann (continued)	6/1/2020	2,690		425.92	6/1/2030				
	7/1/2020	2,360		485.64	7/1/2030				
	8/3/2020	2,298		498.62	8/3/2030				
	9/1/2020	2,058		556.55	9/1/2030				
	10/1/2020	2,173		527.51	10/1/2030				
	11/2/2020	2,367		484.12	11/2/2030				
	12/1/2020	2,270		504.58	12/1/2030				
	1/4/2021	2,192		522.86	1/4/2031				
	2/1/2021	2,145		539.04	2/1/2031				
	3/1/2021	2,100		550.64	3/1/2031				
	4/1/2021	2,143		539.42	4/1/2031				
	5/3/2021	2,271		509.11	5/3/2031				
	6/1/2021	2,317		499.08	6/1/2031				
	7/1/2021	2,167		533.54	7/1/2031				
	8/2/2021	2,245		515.15	8/2/2031				
	9/1/2021	1,986		582.07	9/1/2031				
	10/1/2021	1,886		613.15	10/1/2031				
	11/1/2021	1,697		681.17	11/1/2031				
	12/1/2021	1,872		617.77	12/1/2031				
	1/3/2022	1,936		597.37	1/3/2032				
	2/1/2022	3,190		457.13	2/1/2032				
	3/1/2022	3,776		386.24	3/1/2032				
	4/1/2022	3,904		373.47	4/1/2032				
	5/2/2022	7,313		199.46	5/2/2032				
	6/1/2022	7,559		192.91	6/1/2032				
	7/1/2022	8,104		179.95	7/1/2032				
	8/1/2022	6,447		226.21	8/1/2032				
	9/1/2022	6,340		230.04	9/1/2032				
	10/3/2022	6,100		239.04	10/3/2032				
	11/1/2022	5,086		286.75	11/1/2032				

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Spencer Neumann (continued)	12/1/2022	4,601		316.95	12/1/2032				
	1/3/2023	4,944		294.95	1/3/2033				
	2/1/2023	4,029		361.99	2/1/2033				
	3/1/2023	4,652		313.48	3/1/2033				
	4/3/2023	4,187		348.28	4/3/2033				
	5/1/2023	4,500		324.12	5/1/2033				
	6/1/2023	3,617		403.13	6/1/2033				
	7/3/2023	3,304		441.44	7/3/2033				
	8/1/2023	3,324		438.62	8/1/2033				
	9/1/2023	3,316		439.88	9/1/2033				
	10/2/2023	3,834		380.33	10/2/2033				
	11/1/2023	3,471		420.19	11/1/2033				
	12/1/2023	3,131		465.74	12/1/2033				
	1/2/2024	3,113		468.50	1/2/2034				
	1/25/2024					7,026(3)	6,262,414		
	1/25/2024							14,052(4)	12,524,829
David Hyman	1/2/2019	2,549		267.66	1/2/2029				
	2/1/2019	2,360		339.85	2/1/2029				
	3/1/2019	2,245		357.32	3/1/2029				
	4/1/2019	2,186		366.96	4/1/2029				
	5/1/2019	2,117		378.81	5/1/2029				
	6/3/2019	2,383		336.63	6/3/2029				
	7/1/2019	2,141		374.60	7/1/2029				
	8/1/2019	2,511		319.50	8/1/2029				
	9/3/2019	2,772		289.29	9/3/2029				
	10/1/2019	2,976		269.58	10/1/2029				
	11/1/2019	2,796		286.81	11/1/2029				
	12/2/2019	2,587		309.99	12/2/2029				
	1/2/2020	2,432		329.81	1/2/2030				

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
David Hyman (continued)	2/3/2020	2,299		358.00	2/3/2030				
	3/2/2020	2,160		381.05	3/2/2030				
	4/1/2020	2,260		364.08	4/1/2030				
	5/1/2020	1,981		415.27	5/1/2030				
	6/1/2020	1,932		425.92	6/1/2030				
	7/1/2020	1,695		485.64	7/1/2030				
	8/3/2020	1,650		498.62	8/3/2030				
	9/1/2020	1,479		556.55	9/1/2030				
	10/1/2020	1,560		527.51	10/1/2030				
	11/2/2020	1,700		484.12	11/2/2030				
	12/1/2020	1,631		504.58	12/1/2030				
	1/4/2021	1,573		522.86	1/4/2031				
	2/1/2021	1,827		539.04	2/1/2031				
	3/1/2021	1,787		550.64	3/1/2031				
	4/1/2021	1,825		539.42	4/1/2031				
	5/3/2021	1,934		509.11	5/3/2031				
	6/1/2021	1,972		499.08	6/1/2031				
	7/1/2021	1,845		533.54	7/1/2031				
	8/2/2021	1,911		515.15	8/2/2031				
	9/1/2021	1,691		582.07	9/1/2031				
	10/1/2021	1,605		613.15	10/1/2031				
	11/1/2021	1,445		681.17	11/1/2031				
	12/1/2021	1,594		617.77	12/1/2031				
	1/3/2022	1,648		597.37	1/3/2032				
	2/1/2022	2,279		457.13	2/1/2032				
	3/1/2022	2,697		386.24	3/1/2032				
	4/1/2022	2,789		373.47	4/1/2032				
	5/2/2022	5,222		199.46	5/2/2032				
	6/1/2022	5,400		192.91	6/1/2032				
	7/1/2022	5,789		179.95	7/1/2032				

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
David Hyman (continued)	8/1/2022	4,605		226.21	8/1/2032				
	9/1/2022	4,528		230.04	9/1/2032				
	10/3/2022	4,358		239.04	10/3/2032				
	11/1/2022	3,632		286.75	11/1/2032				
	12/1/2022	3,287		316.95	12/1/2032				
	1/3/2023	3,531		294.95	1/3/2033				
	2/1/2023	4,029		361.99	2/1/2033				
	3/1/2023	4,652		313.48	3/1/2033				
	4/3/2023	4,187		348.28	4/3/2033				
	5/1/2023	4,500		324.12	5/1/2033				
	6/1/2023	3,617		403.13	6/1/2033				
	7/3/2023	3,304		441.44	7/3/2033				
	8/1/2023	3,324		438.62	8/1/2033				
	9/1/2023	3,316		439.88	9/1/2033				
	10/2/2023	3,834		380.33	10/2/2033				
	11/1/2023	3,471		420.19	11/1/2033				
	12/1/2023	3,131		465.74	12/1/2033				
	1/2/2024	3,113		468.50	1/2/2034				
	1/25/2024					4,350[3]	3,877,242		
	1/25/2024							8,700[4]	7,754,484

(1) Market value is calculated based on $891.32 per share, the closing price of our common stock on December 31, 2024.

(2) Options granted on January 2, 2024 vest on the one year anniversary of the grant date.

(3) Represents RSUs granted on January 25, 2024 that vest quarterly in equal installments beginning on February 3, 2024 over a three-year period, subject to the Named Executive Officer's continued employment.

(4) Represents the outstanding 2024 PSUs. The 2024 PSUs are divided into three tranches and earned based on performance over three discrete performance periods of one, two and three years, with the first tranche vesting on December 31, 2024, the second tranche vesting on December 31, 2025 and the third tranche vesting on December 31, 2026, subject to the Named Executive Officer's continued service with us through the applicable vesting date. The PSUs for tranches 2 and 3 are shown in the table assuming the maximum performance level, given that the award was tracking above maximum performance as of December 31, 2024. Tranche 1 of the 2024 PSUs is not included in this table because it vested at 200% of performance at year end and is reported in the "Option Exercises and Stock Vested" table.

Option Exercises and Stock Vested

The following table sets forth information concerning each exercise of stock options and vesting of RSU and PSU awards during 2024 for each of the Named Executive Officers on an aggregated basis, before payment of any applicable withholding tax.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Ted Sarandos	68,957	32,708,016	31,110	24,955,387
Greg Peters	53,212	26,574,712	31,110	24,955,387
Reed Hastings	332,549	206,021,127	702	563,209
Spencer Neumann	—	—	10,536	8,451,646
David Hyman	92,547	38,790,455	6,522	5,231,672

(1) Dollar value realized on exercise equals the difference between the closing price on the date of exercise less the exercise price of the option and does not necessarily reflect the sales price of the shares or if a sale was made.

(2) Dollar value realized on vesting is calculated as the number of shares of common stock issued upon vesting of RSUs and PSUs multiplied by the closing price of our common stock on the vesting date.

Potential Payments upon Termination or Change in Control

During 2024, our Named Executive Officers participated in the Executive Officer Severance Plan. Set forth below is the estimated value of the compensation to be paid by us to each of the Named Executive Officers under the Executive Officer Severance Plan, the Bonus Plan, and certain applicable option, RSU and PSU award agreements in connection with (1) a termination of their employment by the Company for a reason other than cause, the Named Executive Officer's death or the Named Executive Officer's permanent disability outside of a three month period preceding a change in control and the twenty-four month period beginning on the date of the change in control (such period, the "change in control protection period", and a qualifying termination of employment in accordance with this prong (1) "Non-CIC Involuntary Termination"), (2) a termination of their employment (a) by the Company for a reason other than cause, the Named Executive Officer's death or the Named Executive Officer's permanent disability or (b) by the Named Executive Officer for "good reason", in each case, during a change in control protection period (a qualifying termination of employment in accordance with this prong (2), a "CIC Involuntary Termination"), (3) the Named Executive Officer's death or permanent disability, and (4) equity acceleration in connection with a change in control when awards are assumed by the acquiring company. The amounts shown below assume that the qualifying termination of employment or other triggering event was effective as of December 31, 2024. The Non-CIC Involuntary Termination Payments and CIC Involuntary Termination Payments that do not involve equity award acceleration are generally contingent on the Named Executive Officer's execution and non-revocation of a release of claims in our favor.

Named Executive Officer	Non-CIC Involuntary Termination						CIC Involuntary Termination						
	Non-CIC Severance Pay ($)[1]	Pro Rata Bonus ($)[2]	Accelerated Vesting of Stock Options ($)[3]	Pro Rata Vesting of RSUs ($)[4]	Pro Rata Vesting of PSUs ($)[5]	Total ($)	CIC Severance Pay ($)[6]	Pro Rata Bonus ($)[2]	Lump sum for 24 Months of Benefits ($)[7]	Accelerated Vesting of Stock Options ($)[3]	Accelerated Vesting of RSUs ($)[8]	Accelerated Vesting of PSUs ($)[9]	Total ($)
Ted Sarandos	40,000,000	—	3,760,561	1,447,670	15,430,357	60,638,588	18,000,000	—	42,402	3,760,561	18,487,759	36,975,519	77,266,241
Greg Peters	40,000,000	—	3,257,405	1,447,670	15,430,357	60,135,432	18,000,000	—	72,838	3,257,405	18,487,759	36,975,519	76,793,521
Reed Hastings	1,000,000	—	470,176	32,381	348,749	1,851,306	600,000	—	42,402	470,176	418,029	836,058	2,366,665
Spencer Neumann	15,000,000	—	—	490,187	5,226,771	20,716,958	9,000,000	—	72,838	—	6,262,414	12,524,829	27,860,081
David Hyman	11,000,000	—	—	303,715	3,236,045	14,539,760	9,000,000	—	61,879	—	3,877,242	7,754,484	20,693,605

(1) In accordance with the Executive Officer Severance Plan, this includes the sum of the Named Executive Officer's (a) Base Salary, (b) Target Bonus and (c) Target Annual LTI Opportunity for 2024 (i.e., target RSU and PSU award amounts). Such amount is payable in a cash lump sum as soon as administratively practicable following the termination of employment, but in no event more than two and one half months thereafter.

(2) The pro rata bonus is represented in the table at $0 because the bonus under the 2024 Bonus Program was fully earned as of December 31, 2024, the last day of the performance period, and would have been payable irrespective of a termination of employment on December 31, 2024. The actual 2024 Bonus Program amounts are reported in the Non-Equity Incentive Plan Compensation column of the "Summary Compensation Table."

(3) The amounts displayed in this column of the table for Messrs. Sarandos, Peters and Hastings include the value of accelerated vesting of unvested stock options granted in January 2024, which is calculated based on the difference between the closing market price of our common stock on December 31, 2024 of $891.32, and the exercise price per option multiplied by the number of unvested options. Such acceleration is in accordance with the terms of certain of Messrs. Sarandos, Peters and Hastings' option award agreements, which provide for 12 months of accelerated vesting if the applicable Named Executive Officer's employment is terminated by the Company other than for cause.

(4) The amounts displayed in this column includes the value of pro rata vesting of unvested RSUs with respect to the portion that would have vested on the next-applicable vesting date based on the number of days employed through December 31, 2024 and the closing market price of our common stock on December 31, 2024 of $891.32. Such acceleration is in accordance with the terms of the RSU award agreements.

(5) The amounts displayed in this column include the value of pro rata accelerated vesting of PSUs for each tranche of PSUs that was outstanding on December 31, 2024 based on actual performance as of December 31, 2024, calculated as if the applicable performance period ended on December 31, 2024, which is based on the closing market price of our common stock on December 31, 2024 of $891.32. The value of the PSUs that vested as of December 31, 2024, the last day of the first performance period for the PSUs granted in 2024, are excluded from the above table, as those PSUs would have vested upon following the completion of the performance period on December 31, 2024 irrespective of a termination on December 31, 2024. Such acceleration is in accordance with the terms of the PSU award agreements.

(6) In accordance with the Executive Officer Severance Plan, this includes two times the sum of the Executive Officer's (a) Base Salary and (b) Target Bonus. Such lump sum payment is payable no later than two and one half months following the later of (x) the change in control and (y) the termination of employment.

(7) Includes the value of twenty-four months of continued health, dental and vision benefits for the Named Executive Officer and their covered dependents. Such lump sum payments are payable no later than two and one half months following the later of (x) the change in control and (y) the termination of employment.

(8) The amounts displayed in this column include the value of full acceleration of the unvested RSUs, which is calculated by multiplying the number of RSUs that would accelerate by the closing market price of our common stock on December 31, 2024 of $891.32. Such acceleration is in accordance with the terms of the RSU award agreements.

(9) The amounts displayed in this column include the value of accelerated vesting of PSUs for each tranche of PSUs that was outstanding on December 31, 2024 based on the higher of target and actual performance as of December 31, 2024, calculated as if the applicable performance period ended on December 31, 2024, which is based on the closing market price of our common stock on December 31, 2024 of $891.32. The value of the PSUs that vested as of December 31, 2024, the last day of the first performance period for the PSUs granted in 2024, are excluded from the above table, as those PSUs would have vested upon following the completion of the performance period on December 31, 2024 irrespective of a termination on December 31, 2024. Such acceleration is in accordance with the terms of the PSU award agreements.

| | Death/Disability | | | Change in Control Benefits |
Named Executive Officer	Accelerated Vesting of RSUs ($)[1]	Accelerated Vesting of PSUs ($)[2]	Death/ Disability Total ($)	Accelerated Vesting of PSUs ($)[3]
Ted Sarandos	18,487,759	36,975,519	55,463,278	15,430,357
Greg Peters	18,487,759	36,975,519	55,463,278	15,430,357
Reed Hastings	418,029	836,058	1,254,087	348,749
Spencer Neumann	6,262,414	12,524,829	18,787,243	5,226,771
David Hyman	3,877,242	7,754,484	11,631,726	3,236,045

(1) Includes the value of full acceleration of the unvested RSUs, which is calculated by multiplying the number of RSUs that would accelerate by the closing market price of our common stock on December 31, 2024 of $891.32.

(2) Includes the value of full acceleration of the unvested PSUs, at actual performance levels as of December 31, 2024, which is calculated by multiplying the number of PSUs that would accelerate by the closing market price of our common stock on December 31, 2024 of $891.32. The value of the PSUs that vested as of December 31, 2024, the last day of the first performance period for the PSUs granted in 2024, are excluded from the above table, as those PSUs would have vested upon following the completion of the performance period on December 31, 2024 irrespective of a termination on December 31, 2024.

(3) If the PSUs are assumed, substituted or continued in connection with a change in control (as defined in the applicable award agreement), unvested PSUs are converted into RSUs based on the greater of target and actual performance and a pro-rata portion of such RSUs vest immediately prior to the change in control but conditioned upon completion of such change in control and the Named Executive Officer's continued service on the vesting date, with any corresponding payments made as soon as reasonably practicable after the change in control and with the remainder vesting quarterly in substantially equal installments thereafter. The amounts in the table that correspond to this footnote represent the estimated value of the pro-rata portion of the PSUs that could accelerate single trigger and pay out upon such change in control, which is calculated by multiplying the number of PSUs that would accelerate by the closing market price of our common stock on December 31, 2024 of $891.32. This column assumes that awards are assumed, substituted or continued with equivalent awards in connection with the change in control. Pursuant to our 2020 Stock Plan and the applicable award agreements, outstanding awards will generally accelerate in full if they are not assumed, substituted or continued with an equivalent award in connection with a change in control.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of our co-CEOs on December 31, 2024, Messrs. Sarandos and Peters. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

As disclosed in the Summary Compensation Table, the 2024 annual total compensation as determined under Item 402 of Regulation S-K was $61,922,397 for Mr. Sarandos and $60,272,574 for Mr. Peters. The 2024 annual total compensation as determined under Item 402 of Regulation S-K for our median employee was $215,503. Based on the foregoing, our estimate of the ratio of our co-CEOs' annual total compensation to our median employee's annual total compensation for fiscal year 2024 is 287 to 1, in the case of Mr. Sarandos, and 280 to 1, in the case of Mr. Peters. Given the different methodologies that various public companies use to determine an estimate of their pay ratios, the estimated pay ratios reported in this paragraph may not be directly comparable to other companies' pay ratios.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

We selected December 31, 2024, which is within the last three months of 2024, as the date upon which we would identify the "median employee." We also used December 31 as our measuring date in 2023. To identify the median employee, we utilized a consistently applied compensation measure consisting of base salary (annualized the compensation of all permanent full-time and part-time employees who were not employed by us for all of 2024, and for employees outside the United States, we converted their compensation to U.S. dollars using the applicable average exchange rate for 2024), commission at target, and grant date fair value of any option awards. Using this foregoing approach, we identified the individual at the median of our employee population, who is a full-time employee based in the United States. We then calculated the 2024 annual total compensation for this individual using the methodology consistent with the Summary Compensation Table.

STOCKHOLDER PROPOSALS

Proposal 4

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board unanimously recommends that you vote "AGAINST" the stockholder proposal.

Episcopal City Mission c/o Trillium Asset Management, One Congress Street Suite 3101, Boston MA 02114, the beneficial owner of at least $25,000 of the Company's common stock for at least one year on the date the proposal was submitted, has notified the Company that a representative for Episcopal City Mission will present the following proposal at the Annual Meeting. Episcopal City Mission has appointed Trillium Asset Management to act on its behalf regarding the below proposal.

Issue a Climate Transition Plan

WHEREAS: Recognizing the business imperative to mitigate climate change, Netflix, Inc. ("Netflix" or "the Company") set a near-term science-based greenhouse gas (GHG) reduction target validated by the Science Based Targets initiative. The Company specifically plans to reduce its absolute operational emissions by 46% and value chain emissions intensity by 55% by 2030.

However, even companies with robust climate goals face increasing reputational, regulatory, and litigation risk when their goals are not backed by credible plans.[1,2] Given the clear business risks, investors seek a climate transition plan ("transition plan") that outlines how Netflix plans to meet its climate target.

Transition plans differ from the Company's existing sustainability disclosures—which primarily report previous accomplishments—in that they provide a roadmap of actions a company will take to align its business strategies with its GHG emissions reduction goals. Valuable transition plan disclosure includes action steps, interim targets, key performance indicators, assumptions, uncertainties, and discussion of climate scenario analyses, all of which could better inform Netflix shareholders of the Company's path toward its science-based target.

In its 2024 Sustainability Report, Netflix provides a short-term forecast of its GHG emissions and identifies energy efficiency, vehicle electrification, clean mobile power, and renewable energy as levers to reach its 2030 target. It also mentions its partnership with Amazon Web Services to reduce emissions from cloud computing. However, Netflix's disclosure falls well short of a comprehensive transition plan. Even companies with more complex operations and value chains have produced thorough and well-crafted transition plans, suggesting that Netflix could do the same.[3,4,5,6]

Further, transition plans are now a common investor expectation. One in four companies reporting to CDP (5,906) disclosed having 1.5 degrees Celsius-aligned transition plans and a further 36% (8,200) plan to develop one.[7] Therefore, to increase accountability and support the achievement of its targets, we believe Netflix should also develop a comprehensive climate transition plan.

RESOLVED: Shareholders request Netflix issue a climate transition plan, above and beyond existing disclosure, describing how it intends to align its operations and full value chain emissions with the Company's existing science-based target. The plan should be published at reasonable expense, exclude confidential information, and detail progress and any plan updates on an annual basis.

SUPPORTING STATEMENT: In developing the plan, we recommend considering, at management's discretion:

• Forward-looking, near-term quantitative and qualitative strategies, metrics, and milestones for achieving the Company's GHG emissions reduction targets across decarbonization, policy advocacy, and just transition components;

• Guidance by advisory groups such as the Transition Plan Taskforce, Task Force for Climate-Related Financial Disclosures, CDP, and Climate Action 100+

• Supporting targets for energy efficiency, vehicle electrification, clean mobile power, and renewable energy, and other measures deemed appropriate by management.

---

[1]   https://www.ftc.gov/news-events/topics/truth-advertising/green-guides, https://theweek.com/environment/corporate-greenwashing-fines

[2]   https://www.epa.gov/climateleadership/climate-risks-and-opportunities-defined

[3]   https://www.ball.com/getmedia/c40fe912-662a-4ce1-9cef-e1c3f96822a0/Ball-Climate-Transition-Plan-FINAL-March-2023.pdf

[4]   https://www.unilever.com/files/ctap.pdf

[5]   https://www.intel.com/content/dam/www/central-libraries/us/en/documents/2023-11/climate-transition-action-plan-2023.pdf

[6]   https://www.nationalgrid.com/document/151931/download#page=7.09

[7]   https://www.cdp.net/en/articles/media/15c-still-the-goal-businesses-disclosing-climate-transition-plans-jumps-nearly-50

Netflix Opposing Statement

This Proposal 4 requests that the Company publicly issue a climate transition plan, above and beyond existing disclosure, describing how we intend to align our operations and full value chain emissions with our existing science-based targets. The Board has considered the stockholder proposal and concluded that the proposal is unnecessary because the Company already publishes annual information on the Company's emissions reduction targets, the plan to meet these targets and an annual accounting of greenhouse gas (GHG) emissions to be accountable to these targets.

Netflix has already adopted and published near-term targets to reduce greenhouse gas emissions and an overview of our plan to achieve them.
We disclose annually the information stockholders need to assess our efforts related to sustainability, including our sustainability strategy, performance, initiatives, and engagements. Our reporting framework is informed by the Sustainability Accounting Standards Board (SASB), Global Reporting Initiative (GRI) and Task Force on Climate-Related Financial Disclosures (TCFD).

We disclose our progress against our emission reduction targets, as well as a forward-looking projection which outlines how we will use each of our identified emissions reduction "levers" to achieve our targets by 2030. We also outline our approach to addressing our Scope 3 emissions.

There is currently a lack of alignment, clarity, and harmonization among climate transition plan reporting frameworks and regulations around the world.
Regulations concerning mandatory disclosures regarding climate transition plans and other sustainability matters are evolving. Netflix continues to evaluate the various voluntary climate transition plan disclosure standards (e.g., TCFD, UK Transition Plan Taskforce and International Sustainability Standards Board), and how they interact with emerging mandatory disclosure requirements, such as the European Union's Corporate Sustainability Reporting Directive (CSRD) and Corporate Sustainability Due Diligence Directive (CSDDD). We intend to comply with any mandatory reporting requirements, so we believe the current disclosures are sufficient in the meantime and any additional disclosures are premature.

For the foregoing reasons, the Board unanimously recommends that you vote "**AGAINST**" Proposal 4.

Required Vote

The affirmative vote of the majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal is required to approve the stockholder proposal. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**AGAINST**" Proposal 4.

Proposal 5

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board unanimously recommends that you vote "AGAINST" the stockholder proposal.

John Chevedden, 2215 Nelson Ave. No. 205, Redondo Beach, CA 90278, the beneficial owner of 490 shares of the Company's common stock for more than three years on the date the proposal was submitted, has notified the Company of his intent to present the following proposal at the Annual Meeting.

Proposal 5—Proposal that Won 45% NFLX Shareholder Support



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 15% of our outstanding common stock the power to call a special shareholder meeting.

A 15% stock ownership threshold to call a special meeting would bring Netflix generally in line with more than 100 companies that provide for 25% of shares to be able to call for a special shareholder meeting. More than 100 companies do not attach strings to their 25% threshold. However Netflix attached a big string to its current threshold by excluding all shares that are not held for a full continuous year. Thus to make up for the exclusion of all shares held for less than a full continuous year the new threshold at Netflix should reasonably be set at 15%.

Since a special shareholder meeting can be useful in replacing a director, this proposal may be an incentive for Netflix directors to improve their performance and in turn improve Netflix shareholder value. For instance one NFLX director has excessive 23-years Board tenure and received 78 million against votes. This was 10-times the against votes of a number of other NFLX directors.

Calling a special shareholder meeting is hardly ever used by shareholders but the main point of the right to call a special shareholder meeting is that it gives NFLX shareholders a Plan B option if management is not interested in good faith shareholder engagement. NFLX would have an incentive to genuinely engage with shareholders as an alternative to conducting a special shareholder meeting.

With the widespread use of online shareholder meetings it is much easier for NFLX to conduct a special shareholder meeting and thus NFLX bylaws need to be updated accordingly.

This proposal won 45% NFLX shareholder support at the 2024 NFLX annual meeting.

Please vote yes:

Proposal that Won 45% NFLX Shareholder Support—Proposal 5

Netflix Opposing Statement

The Board has considered this Proposal 5 and concluded that its adoption would not be in the best interests of Netflix or our stockholders for the reasons set forth below. This stockholder proposal is nearly identical to a proposal presented at the 2023 and 2024 annual meetings, and each time failed to receive a majority of votes cast. In addition, this proposal is unnecessary in light of our existing stockholder special meeting right, which was approved by stockholders at the 2022 annual meeting of stockholders with approximately 99.6% of the votes cast in favor.

Current special meeting requirements are in the best interests of Netflix and stockholders.
The Board believes that maintaining the Company's current requirements for calling special meetings is in the best interest of Netflix and our stockholders. The current special meeting right permits stockholders holding not less than a 20% "net long" position in our outstanding common stock continuously for at least one year the right to call a special meeting. This threshold was adopted as part of our broader move toward an updated governance structure. Our stockholders have consistently voted in favor of the 20% threshold: at the 2022 annual meeting, the special meeting right, including the 20% ownership threshold, was approved by 99.6% of the votes cast, and at the 2023 and 2024 annual meetings, a majority of stockholders voted against a substantially similar proposal seeking to lower the ownership threshold to 15%. In our engagements, stockholders have also conveyed their positive reactions to our corporate governance changes, including our special meeting right and the safeguards around such right.

The current ownership threshold strikes an appropriate balance.
We believe that the current 20% ownership threshold and one-year holding period are reasonable and strike an appropriate balance between enhancing our stockholders' ability to act on important and urgent matters and protecting against misuse by a small number of stockholders whose interests may not be shared by the majority of stockholders. In providing a special meeting right, our Board recognized the need for appropriate parameters, given that special meetings of stockholders can be disruptive to business operations, incur substantial expenses and harm long-term stockholder interests. Convening a meeting of stockholders imposes significant administrative and operational costs on the Company. A significant amount of attention from the Board, management and employees is required to prepare for special meetings, distracting them from their primary focus of maximizing long-term value and operating the Company's business in the best interests of stockholders, resulting in unnecessary expenses.

Because special meetings require a considerable diversion of resources, such meetings should be limited to circumstances where a substantial number of non-transient stockholders believe a matter is sufficiently urgent or extraordinary that it must be addressed between annual meetings.

The Company's existing special meeting right permits stockholders with a significant and durationally meaningful interest in the Company to call special meetings, while helping ensure that special meetings of stockholders are less likely to be disruptive to the Company and its operations and more likely to address matters that merit the unusual step of convening a meeting in advance of the regularly scheduled annual meeting process. A lower ownership threshold could allow a small number of stockholders to use the special meeting right to advance special interest agendas, goals not widely shared by the stockholder base as a whole, or apply short-term pressure inconsistent with the long-term interests of the Company and our stockholders.

In addition, our existing stockholder special meeting right is consistent with the special meeting rights of the majority of S&P 500 companies. As of January 2025, of the S&P 500 companies that allow stockholders to call special meetings, more than half have set the threshold at 20% or higher, with nearly one-third of companies setting the aggregate threshold at 25% (*DealPointData*). In addition, nearly one-fourth of S&P 500 companies do not allow stockholders to call special meetings at all (*DealPointData*). Our special meeting threshold is already lower than most large companies, and we see no reason to reduce it further.

Netflix engages meaningfully with stockholders.
The Board values stockholder engagement and appreciates our stockholders' perspectives. Netflix maintains a robust stockholder engagement program, where Netflix management and members of the Board routinely meet with stockholders to receive feedback on various issues. We have consistently engaged with a significant number of stockholders in prior years and continue to do so. As further described in "Netflix 2024 Year in Review—Shareholder Engagement," following our 2024 annual meeting and in early 2025, we invited stockholders representing approximately 50% of our shares outstanding and met

with stockholders representing 30% of our shares outstanding. Similarly, we met with stockholders representing 48% and 51% of shares outstanding, following our 2023 and 2022 annual meetings, respectively. The Board and its committees have considered stockholder feedback received through these engagements and have taken responsive action over the years, as further detailed in "How We Govern and are Governed–Shareholder Engagement and Responsive Feedback." As such, decreasing the ownership threshold to call a special meeting is not necessary to ensure meaningful stockholder engagement.

For the foregoing reasons, the Board unanimously recommends that you vote "**AGAINST**" Proposal 5.

Required Vote

The affirmative vote of the majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal is required to approve the stockholder proposal. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**AGAINST**" Proposal 5.

Proposal 6

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board unanimously recommends that you vote "AGAINST" the stockholder proposal.

The Mount St. Scholastica - Benedictine Sisters, 801 South 8th Street, Atchison, Kansas 66002, the beneficial owner of at least $15,000 of the Company's common stock for at least two years on the date the proposal was submitted, and co-filers have notified the Company of their intent to present the following proposal at the Annual Meeting.

Netflix, Inc.

Amend the Code of Ethics to enhance policies on non-discrimination, anti-harassment, and whistleblower protection

RESOLVED:

Shareholders urge the Board of Directors of Netflix to amend the publicly available Code of Ethics to expand the topic "Inclusive & Respectful Work Environment," addressing key issues such as non-discrimination, anti-harassment, and whistleblower protection.

SUPPORTING STATEMENT:

In September 2023, Netflix updated its Code of Ethics[1], but critical areas still lack sufficient detail to align with best practices in diversity, equity, and inclusion (DEI).

Enhancing the Code of Ethics would address key gaps by:

1. Clearly specifying protected characteristics and covering all aspects of employment, such as recruitment, compensation, and promotions.

2. Defining harassment with concrete examples of abusive behavior.

3. Outlining the scope of whistleblower protections against retaliation, such as termination, demotion, threats, discrimination, or harassment, for raising concerns in good faith.

WHEREAS:

Netflix, as a leader in the entertainment industry, has built its reputation on promoting diverse voices and fostering inclusion, as recognized by the Annenberg Inclusion Initiative[2]. However, female representation on Netflix's board stands at 31% (2024)[3], significantly lower than its overall workforce representation of 51.6% (2023 ESG Report)[4].

As a media company, Netflix's reputation relies on fostering a culture of inclusion and accountability across all organizational levels, including its board. Strong policies that embed these principles are critical for setting clear expectations, empowering leadership and employees to address concerns, and aligning with Netflix's commitment to DEI.

Enhancing the Code of Ethics to reflect these priorities would reinforce Netflix's leadership in DEI, reduce reputational and operational risks, and strengthen its ability to attract and retain top talent and collaborators from diverse backgrounds.

---

[1] Entertaining With Ethics & Integrity The Netflix Code of Ethics You Play A Starring Role In This Production
[2] New Annenberg Inclusion Initiative Report Identifies Areas of Inclusion in Netflix Content
[3] Netflix - Environmental, Social & Governance - Leadership & Directors
[4] https://s22.q4cdn.com/959853165/files/doc_downloads/2024/6/2023-Netflix-Environmental-Social-Governance-Report.pdf

Netflix Opposing Statement

This Proposal 6 requests that the Company amend our Code of Ethics to expand the topic "Inclusive & Respectful Work Environment" to address non-discrimination, anti-harassment, and whistleblower protections. The Board has considered the stockholder proposal and concluded that its adoption is unnecessary and would not be in the best interests of Netflix or our stockholders for the reasons set forth below.

Netflix's Code of Ethics and Company culture already promotes an inclusive and respectful work environment.
The Netflix Code of Ethics (the "Code") was revised in 2023 and will be periodically reviewed and updated as necessary. The Code already contains strong anti-discrimination, anti-harassment and whistleblower protections of the type described in the Proposal. The Code, which applies to directors as well as all employees and officers of the Company, specifically notes that "[w]e do not tolerate harassment or discrimination of any kind." The Code further states, "Netflix will not allow retaliation in any form, including for reporting any improper conduct." This also aligns with the values and approach to anti-harassment and anti-discrimination set forth in our Commitment to Respect policy. All employees have the ability to raise complaints internally or externally. We encourage employees to bring any concerns or grievances they may have to any member of management or their human resources partner. We also have a third-party confidential reporting system that any employee, cast, crew, or vendor can use to report unethical conduct or breaches of applicable laws, rules and regulations, including issues of alleged harassment, discrimination, whistleblower complaints, bullying, and retaliation, without fear of retaliation. All reported issues and suggestions are responded to and tracked to closure.

Netflix also seeks to maintain a company culture that is inclusive and free from discrimination, harassment and retaliation. We already publish annually a snapshot of representation within the Company as well as other information on our inclusion efforts. In addition, we conduct pay equity analyses at least annually, and have adopted practices to help ensure that employees from underrepresented groups are not being underpaid based on gender (globally) and race (U.S.) relative to others doing the same or similar work under comparable circumstances. We aim to rectify any pay gaps that we find through this analysis.

For the foregoing reasons, the Board unanimously recommends that you vote "**AGAINST**" Proposal 6.

Required Vote

The affirmative vote of the majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal is required to approve the stockholder proposal. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**AGAINST**" Proposal 6.

Proposal 7

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board unanimously recommends that you vote "AGAINST" the stockholder proposal.

National Center for Public Policy Research, 2005 Massachusetts Ave., NW, Washington, DC 20036, the beneficial owner of at least $2,000 of the Company's common stock for at least three years on the date the proposal was submitted, has notified the Company of its intent to present the following proposal at the Annual Meeting.

Affirmative Action Risks

RESOLVED:

Shareholders request the Board of Directors of Netflix conduct an evaluation and issue a report within the next year, at reasonable cost and excluding confidential information, assessing how the Company's affirmative action initiatives impact Netflix's risks related to actual and perceived discrimination on the basis of protected categories under civil rights law.

SUPPORTING STATEMENT:

Last year, the US Supreme Court ruled in *SFFA v. Harvard* that discriminating on the basis of race in college admissions violates the equal protection clause of the 14th Amendment.[1] As a result, the legality of corporate affirmative action programs was called into question[2] and thirteen Attorneys General warned that *SFFA* implicated corporate affirmative action programs.[3]

This year, those implications widened when the Supreme Court ruled in *Muldrow v. City of St. Louis* that Title VII of the Civil Rights Act protected against discriminatory job transfers.[4] The ruling lowered the bar for employees to successfully sue their employers for discrimination,[5] and is therefore likely to lead to an increase in discrimination claims.

Finally, [t]he Eleventh Circuit recently held that a company that offered grants only to minority entrepreneurs violated the Civil Rights Act's prohibition against race-based contracts in *American Alliance for Equal Rights v. Fearless Fund*.[6] Requiring vendors and other business partners to implement affirmative action initiatives similarly discriminates on the basis of race.

Around the same time as *SFFA*, Starbucks was successfully sued for "reverse discrimination" with damages of $25.6 million,[7] and the risk of being sued for such discrimination is rising.[8]

Despite these obvious risks, Netflix apparently continues to practice affirmative action in at least the following ways: (1) "Netflix contributions supported [Black Economic Development Fund]'s investment of nearly $212 million in black-led transactions: $17 million in deposits to Black-owned banks; $29 million to Black-owned businesses; and over $166 million in Black-led real estate developers";[9] (2) Netflix committed $140 million "into Black banks and similar financial institutions";[10] (3) "In 2023, [Netflix] spent nearly $600 million on suppliers from underrepresented communities";[11] (4) "As of the end of 2023, [Netflix has] invested over $41 million globally in the Netflix Fund for Creative Equity, which helps increase training and opportunities within the entertainment industry for people from historically underrepresented groups."[12]

With 10,000-plus employees,[13] Netflix likely has thousands of employees, job applicants, and other stakeholders who are potentially victims of this type of discrimination. If even only a fraction of them file suit, and only some of those prove successful, the cost to Netflix could reach billions of dollars.

---

1   https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/
2   https://freebeacon.com/democrats/starbucks-hired-eric-holder-to-conduct-a-civil-rights-audit-the-policies-he-blessed-got-the-coffee-maker-sued/
3   https://s.wsj.net/public/resources/documents/AGLetterFortune100713.pdf
4   https://www.supremecourt.gov/opinions/23pdf/22-193_q86b.pdf
5   https://www.skadden.com/insights/publications/2024/06/quarterly-insights/supreme-court-lowers-the-bar; https://www.dailysignal.com/2024/04/17/supreme-court-just-made-easier-sue-employers-dei-policies/
6   https://www.foley.com/insights/publications/2024/08/august-2024-recap-and-status-update-re-american-alliance-for-equal-rights-v-fearless-fund/
7   https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson
8   https://aflegal.org/america-first-legal-files-class-action-lawsuit-against-progressive-insurance-for-illegal-racial-discrimination/;https://aflegal.org/afl-files-federal-civil-rights-complaint-against-activision-for-illegal-racist-sexist-and-discriminatory-hiring-practices-and-sends-letter-to-activision-board-demanding-they-end-unlawful-dei-polici/; https://aflegal.org/america-first-legal-files-federal-civil-rights-complaint-against-kelloggs-warns-management-that-its-violating-fiduciary-duties/
9   https://s22.q4cdn.com/959853165/files/doc_downloads/2024/6/2023-Netflix-Environmental-Social-Governance-Report.pdf
10 Id.
11 Id.
12 Id.
13 https://jobs.netflix.com/culture

Netflix Opposing Statement

This Proposal 7 requests that the Company conduct an evaluation and issue a report assessing how the Company's affirmative action initiatives impact Netflix's risks related to actual and perceived discrimination on the basis of protected categories under civil rights law. The Board has considered the stockholder proposal and concluded that its adoption is unnecessary and would not be in the best interests of Netflix or our stockholders for the reasons set forth below.

The proposal is unnecessary as Netflix already has a well-established compliance program and relevant policies and practices. Netflix is an equal opportunity employer and does not discriminate in recruiting, hiring, training, or promoting on any basis protected by law. Netflix seeks to operate in compliance with applicable non-discrimination laws, both in the United States and in the many other jurisdictions in which we operate. We assess and evolve our practices, policies and programs as appropriate to address compliance risks and what we believe is in the best interests of our business and serving our members. Our compliance program and relevant policies and practices reflect careful review and analyses of employment and other laws and regulations in multiple jurisdictions. The appropriate means by which to comply with applicable law, including risk analysis and mitigation, is a fundamental aspect of business operations, and therefore, the report requested in the Proposal is unnecessary.

For the foregoing reasons, the Board unanimously recommends that you vote "**AGAINST**" Proposal 7.

Required Vote

The affirmative vote of the majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal is required to approve the stockholder proposal. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**AGAINST**" Proposal 7.

Proposal 8

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board unanimously recommends that you vote "AGAINST" the stockholder proposal.

Oklahoma Tobacco Settlement Endowment Trust (TSET), c/o Bowyer Research, P.O. Box 120, McKeesport, PA15135, the beneficial owner of at least $25,000 of the Company's common stock for at least one year on the date the proposal was submitted has notified the Company that a representative for TSET will present the following proposal at the Annual Meeting. TSET has appointed Bowyer Research, Inc. to act on its behalf regarding the below proposal.

Report on Charitable Giving

Supporting Statement:

Corporations routinely use their platforms to voice support for humanitarian causes and human rights. Some of the most fundamental are the rights to free speech and religion, which are recognized by the First Amendment to the United States Constitution and the UN Declaration of Human Rights[1]. Unfortunately, many companies are supporting organizations that are undermining these freedoms.

The 2024 edition of the Viewpoint Diversity Score Business found that 62% of some of the largest companies in America, including Netflix, support non-profits that are influencing public policy by actively attacking free speech and religious freedom.

Groups like the Southern Poverty Law Center, which Netflix partners with via its use of charity matching program Benevity,[2] have been criticized across the political spectrum as "a partisan progressive hit operation"[3] more interested in "bludgeon[ing] mainstream politically conservative opponents"[4] than upholding civil rights. It uses its "Hate Map" and "Hate Watch" to target many mainstream political and religious groups and individuals, including Moms for Liberty, the Family Research Center, Homeschool Legal Defense Association, Ruth Institute, Dr. Ben Carson, and Franklin Graham.[5] It has also used its influence to get social media and tech companies to adopt standards and model policies that restrict or censor similar speech and speakers online through co-authoring the Change the Terms model policy.[6]

Similarly, the Human Rights Campaign has led coalitions calling on major social media platforms to censor "hate speech and harassment" that includes many mainstream views on parental rights and human sexuality.[7] It has advocated for legislation like the Equality Act, which would pose serious threats to religious freedom, free speech, and the progress women have made toward equality in law and culture.[8] And its Corporate Equality Index requires companies to provide "puberty blockers for youth" in their healthcare plans[9] even though nearly 70% of Americans oppose the practice and has induced corporations like Anheuser-Busch[10] and Target[11] into marketing decisions that have severely and permanently harmed their brand value.

Companies including Jack Daniels, Harley Davidson, Lowes, Home Depot, Ford, and Coors, have already taken affirmative steps to refocus their charitable giving to serve their diverse customers.[12] Many have also explicitly cut ties with the Human Rights Campaign as a part of this effort. But Netflix has not.

Netflix has also stated[13] that "Diversity and inclusion unlocks our ability to innovate and to be creative. It brings different lived experiences and perspectives to a problem, so that we're solving them in new ways." When it comes to partnering with organizations that unfairly malign and suppress certain political/religious perspectives, the company's actions simply don't match its stated aims.

1   https://www.un.org/en/about-us/universal-declaration-of-human-rights
2   https://doublethedonation.com/matching-gifts/netflix
3   https://www.politico.com/magazine/story/2017/06/28/morris-dees-splc-trump-southern-poverty-law-center-215312/
4   https://politi.co/2lsnOxw
5   https://www.splcenter.org/hate-map
6   https://www.splcenter.org/news/2018/10/24/splc-announces-policy-recommendations-social-media-internet-companies-fight-hate-online
7   https://deadline.com/2023/06/glaad-letter-human-rights-campaign-social-media-policies-letter-hate-speech-1235425983/; https://www.hrc.org/press-releases/new-research-hateful-and-abusive-speech-towards-lgbtq-community-surging-on-twitter-under-elon-musk
8   https://www.heritage.org/religious-liberty/commentary/misguided-fairness-all-act-would-undermine-religious-liberty
9   https://hrc-prod-requests.s3-us-west-2.amazonaws.com/2023-CEI-Criteria-Toolkit-FINAL.pdf
10 https://www.newsweek.com/anheuser-busch-stock-drops-20-percent-bud-light-sales-struggle-1803680
11 https://nypost.com/2023/05/28/target-loses-10b-following-boycott-calls-over-lgbtq-friendly-clothing/
12 https://www.dailymail.co.uk/news/article-13812241/american-brand-dei-rules-backlash.html
13 https://jobs.netflix.com/inclusion

Netflix needs to assure its shareholders that it is promoting fundamental freedoms that benefit every American.

Resolved: Shareholders request that Netflix report to shareholders annually, at reasonable expense and excluding confidential information, an analysis of how Netflix's contributions impact its risks related to discrimination against individuals based on their speech or religious exercise.

Netflix Opposing Statement

This Proposal 8 requests that the Company annually prepare and publicly disclose a report on how Netflix's charitable contributions impact its risks related to discrimination on the basis of speech and religion. The Board has considered the stockholder proposal and concluded that its adoption is unnecessary and would not be in the best interests of Netflix or our stockholders for the reasons set forth below.

Netflix has historically made only limited corporate donations as the Employee Giving Program drives philanthropy, and thus a report on the impact of Netflix's contributions would provide limited information and would not meaningfully benefit stockholders.

Philanthropy at Netflix is driven by employees through our Employee Giving Program, where we match employee donations to causes that are meaningful to them. We partner with Benevity, the charitable giving platform, to administer our Employee Giving Program. Employees may choose from over 2 million legal and in good-standing nonprofit organizations in 200 countries, subject to certain exclusions, and we do not restrict the types of causes employees may donate to on the Benevity platform. This provides employees with decision-making authority to support causes they are passionate about.

Because philanthropy is driven by employees through the Employee Giving Program, corporate donations have historically been very limited. Corporate charitable donations have been made in response to extraordinary circumstances, such as the COVID-19 pandemic and recent wildfires in Los Angeles, and are typically focused on support for the creative communities in which we operate and not in an effort to influence public policy as the Proposal claims.

For the foregoing reasons, the Board unanimously recommends that you vote "**AGAINST**" Proposal 8.

Required Vote

The affirmative vote of the majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal is required to approve the stockholder proposal. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**AGAINST**" Proposal 8.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 7, 2025 by (i) each stockholder that we know is the beneficial owner of more than 5% of our common stock, (ii) each director and nominee for director, (iii) each Named Executive Officer, and (iv) all executive officers and directors as a group. We have relied upon information provided to us by our directors and Named Executive Officers and copies of documents sent to us that have been filed with the SEC by others for purposes of determining the number of shares each person beneficially owns. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes those persons who have voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. Shares of our common stock subject to options that are currently exercisable or exercisable, as well as shares of common stock issuable upon the vesting of RSU awards within 60 days of April 7, 2025 are also deemed outstanding for purposes of calculating the percentage ownership of that person, and if applicable, the percentage ownership of the executive officers and directors as a group, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise indicated, the address for each stockholder listed in the table below is c/o Netflix, Inc., 121 Albright Way, Los Gatos, CA 95032.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group, Inc.[1] 100 Vanguard Blvd Malvern, PA 19355	36,438,275	8.56%
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	30,898,926	7.26%
FMR LLC[3] 245 Summer Street Boston, Massachusetts 02210	22,275,033	5.23%
Richard N. Barton[4]	14,419	*
Mathias Döpfner[5]	12,246	*
Timothy M. Haley[6] c/o Redpoint Ventures 2969 Woodside Road Woodside, CA 94062	21,761	*
Reed Hastings[7]	4,227,660	*
Jay C. Hoag [8] 250 Middlefield Road Menlo Park, CA 94025	380,232	*
David Hyman[9]	98,131	*
Leslie Kilgore[10]	48,194	*
Strive Masiyiwa[11]	4,754	*
Ann Mather[12]	14,093	*
Spencer Neumann[13]	193,550	*
Greg Peters[14]	274,038	*
Ambassador Susan Rice[15]	195	*
Ted Sarandos[16]	557,282	*
Brad Smith[17]	37,474	*
Anne M. Sweeney[18]	8,579	*
All current directors and executive officers as a group (15 persons)[19]	5,892,608	1.37%

* Less than 1% of the Company's outstanding shares of common stock.

(1) As of December 29, 2023, based on information provided by The Vanguard Group, Inc. in the Schedule 13G/A filed February 13, 2024. Of the shares beneficially owned, The Vanguard Group, Inc. reported that it has sole dispositive power with respect to 34,555,749 shares, shared dispositive power with respect to 1,882,526 shares, shared voting power with respect to 584,970 shares, and sole voting power with respect to zero shares.

(2) As of December 31, 2023, based on information provided by BlackRock, Inc. in the Schedule 13G/A filed January 26, 2024. Of the shares beneficially owned, BlackRock, Inc. reported that it has sole dispositive power with respect to 30,898,926 shares, and sole voting power with respect to 27,994,147 shares.

(3) As of December 29, 2023, based on information provided by FMR LLC in the Schedule 13G/A filed April 7, 2025. Of the shares beneficially owned, FMR LLC reported that it has sole dispositive power with respect to 22,275,032.57 shares, and sole voting power with respect to 20,886,877.81 shares.

(4) Includes options to purchase 14,093 shares, as well as 80 shares of common stock held by Barton Ventures II, LLC. Mr. Barton is the sole managing member of Barton Ventures II, LLC. Mr. Barton may be deemed to beneficially own the shares held by Barton Ventures II, LLC but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5) Includes options to purchase 12,221 shares of common stock.

(6) Includes options to purchase 21,761 shares of common stock.

(7) Includes options to purchase 2,072,933 shares and 92 shares of common stock issuable upon the vesting of RSU awards within 60 days of April 7, 2025. Mr. Hastings is a trustee of the Hastings-Quillin Family Trust, which is the holder of 2,154,241 of the Company's shares.

(8) Includes (i) options to purchase 1,206 shares of common stock held by Jay C. Hoag, (ii) 283,986 common shares held by the Hoag Family Trust U/A Dtd 8/2/94 (the "Hoag Family Trust") and (iii) 95,040 common shares held by Hamilton Investments Limited Partnership ("Hamilton Investments").

Mr. Hoag is a trustee of the Hoag Family Trust and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Hoag Family Trust. Mr. Hoag disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Mr. Hoag is the sole general partner and a limited partner of Hamilton Investments and may be deemed to have the sole power to dispose or direct the disposition of the shares held by Hamilton Investments. Mr. Hoag disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(9) Includes options to purchase 65,674 shares of common stock and 847 shares of common stock issuable upon the vesting of RSU awards within 60 days of April 7, 2025.

(10) Includes options to purchase 12,798 shares of common stock.

(11) Includes options to purchase 4,754 shares of common stock.

(12) Includes options to purchase 14,093 shares of common stock.

(13) Includes options to purchase 188,491 shares of common stock and 1,368 shares of common stock issuable upon the vesting of RSU awards within 60 days of April 7, 2025.

(14) Includes options to purchase 257,051 shares of common stock and 4,037 shares of common stock issuable upon the vesting of RSU awards within 60 days of April 7, 2025.

(15) Includes options to purchase 195 shares of common stock.

(16) Includes options to purchase 538,077 shares of common stock and 4,037 shares of common stock issuable upon the vesting of RSU awards within 60 days of April 7, 2025.

(17) Includes options to purchase 29,505 shares of common stock.

(18) Includes options to purchase 8,579 shares of common stock.

(19) Includes options to purchase 3,241,431 shares of common stock and 10,381 shares of common stock issuable upon the vesting of RSU awards within 60 days of April 7, 2025.

Pay-Versus-Performance Table

The following table sets forth information concerning pay-versus-performance for our Principal Executive Officer (“PEO”) and other non-PEO Named Executive Officers (“NEOs”) prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (the “Pay Versus Performance Rules”) for 2024, 2023, 2022, 2021, and 2020. For 2020-2022, Reed Hastings and Ted Sarandos served as co-CEOs, in 2023, each of Reed Hastings, Ted Sarandos and Greg Peters served as a co-CEO for part or all of 2023, and in 2024, Ted Sarandos and Greg Peters served as co-CEOs, and each of them is presented as a PEO for the year(s) served as a CEO.

As discussed in the Compensation Discussion and Analysis section above, target compensation for a given year is determined at the end of the prior year. The dollar amounts in the total column of the Summary Compensation Table and in the columns that begin with either “Summary Compensation Table” or “Average Summary Compensation Table” in the Pay-Versus-Performance Table reflect the grant date fair values with respect to stock options and other equity awards (if applicable) granted during the respective fiscal year, computed in accordance with generally accepted accounting principles in the U.S.

Year	Summary Compensation Table Total for Reed Hastings ($)	Summary Compensation Table Total for Ted Sarandos ($)	Summary Compensation Table Total for Greg Peters ($)	Compensation Actually Paid to Reed Hastings ($)(1)(5)	Compensation Actually Paid to Ted Sarandos ($)(1)(5)	Compensation Actually Paid To Greg Peters ($)(1)(5)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(2)	Average Compensation Actually Paid to Non-PEO NEOs ($)(1)(2)(5)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return ($)(3)	Net Income ($ Millions)	F/X Neutral Operating Margin(4)
2024	—	61,922,397	60,272,574	—	117,146,823	112,547,114	13,970,130	21,788,762	275.46	158.48	8,712	26.4%
2023	11,290,411	49,834,936	40,117,124	13,536,949	57,780,177	46,723,963	10,980,792	10,980,792	150.47	118.93	5,408	20.9%
2022	51,073,237	50,299,296	—	51,073,237	50,299,296	—	16,336,478	16,336,478	91.13	81.50	4,492	20.0%
2021	40,823,725	38,232,164	—	40,823,725	38,232,164	—	12,097,270	12,097,270	186.19	134.41	5,116	21.6%
2020	43,226,024	39,318,251	—	43,226,024	39,318,251	—	12,392,648	12,392,648	167.11	137.32	2,761	19.9%

(1) Historically, we granted fully vested stock options to our Named Executive Officers, except the stock options granted to Messrs. Hastings, Sarandos and Peters as part of their 2023 compensation package had a one-year vesting period. We transitioned to the use of an equal mix of PSU awards and RSU awards for 2024 Named Executive Officer compensation to incorporate longer vesting periods and specific performance criteria in our equity awards. The Compensation Actually Paid amounts shown in the table reflect that the grant date value of options that were vested at the time of grant are the same as their fair value at vesting. For years where unvested awards were granted, Compensation Actually Paid tends to deviate more significantly from the corresponding Summary Compensation Table numbers.

(2) The non-PEO NEOs for each of 2022, 2021 and 2020 were Messrs. Neumann, Peters and Hyman, and Ms. Whetstone. The non-PEO NEOs for 2023 were Messrs. Neumann, Hyman and Ezama, and Ms. Whetstone. The non-PEO NEOs for 2024 were Messrs. Neumann, Hyman and Hastings.

(3) Represents the cumulative TSR of the RDG Internet Composite Index for each year.

(4) We have determined that F/X Neutral Operating Margin is the financial performance measure that, in the Company’s assessment, represents the most important financial performance measure used to link “compensation actually paid” (CAP) to our Named Executive Officers, for the years ended December 31, 2023 and 2024, to company performance (the “Company Selected Measure” as defined in the Pay Versus Performance Rules).

(5) The following table shows the adjustments from the Summary Compensation Table total compensation to calculate the CAP to our PEOs and Non-PEO NEOs in accordance with the Pay Versus Performance Rules in 2024. To the extent vested options were granted in an applicable year, there was no difference between the grant date fair value of such stock option awards as included in the Summary Compensation Table and the fair value of the stock option awards on the vesting date. No adjustments were made for defined benefit and actuarial pension plans because the Company does not have defined benefit or actuarial pension plans.

	2024		
	Ted Sarandos ($)	Greg Peters ($)	Average for Non-PEO NEOs ($)
Summary Compensation Table ("SCT") Total	61,922,397	60,272,574	13,970,130
Minus Amounts reported as "Option Awards" and "Stock Awards" in the SCT	(44,960,939)	(44,659,483)	(8,748,399)
Plus the change as of the fiscal year end (from the end of the prior year) in Fair Value (whether positive or negative) of Equity Awards granted in a prior year that are outstanding and unvested as of the fiscal year end	0	0	0
Plus the Fair Value as of the vesting date for awards that were both granted and vested in the relevant year[a]	24,955,387	24,955,387	5,274,574
Plus the change as of the vesting date (from the end of the prior year) in Fair Value (whether positive or negative) of Equity Awards granted in a prior year that vested during the relevant year	17,335,443	14,793,653	1,060,447
Minus the Fair Value as of the end of the prior year of awards that were forfeited during the relevant year	0	0	0
Plus the Fair Value as of the fiscal year end of Equity Awards Granted in the Year and Unvested as of the fiscal year end[a]	57,894,535	57,184,983	10,232,010
Equals Compensation Actually Paid	117,146,823	112,547,114	21,788,762

(a) Because PSUs are earned based on achievement of a market condition, in computing these amounts with respect to PSUs, fair value as of fiscal year end is based on an updated market-based fair value using data through year end and fair value as of the vesting date is based on the market-based fair value as of the vesting date. There were no other assumptions made in the valuation of equity awards, including RSUs and stock options, that differ materially from those disclosed as of the grant date of such awards.

Tabular List of Most Important Financial Performance Measures for Fiscal Year 2024

For the fiscal year ended December 31, 2024, the following represent the most important financial performance measures used by us to link compensation actually paid to our Named Executive Officers for fiscal year 2024 to company performance:

F/X Neutral Operating Margin[1]
F/X Neutral Revenue[1]
Company TSR relative to the TSR of the companies in the S&P 500[2]

(1) We used F/X Neutral Operating Margin and F/X Neutral Revenue as financial performance measures to link CAP to company performance, as these were the metrics used in the 2024 Performance Bonus Program. Both of these measures are non-GAAP financial measures. F/X Neutral Revenue was calculated assuming foreign exchange rates had remained constant with foreign exchange rates from each of the corresponding months of the prior-year period and for 2024, excludes the impact of hedging gains or losses realized as revenues and excludes revenues denominated in ARS. F/X Neutral Operating Margin was computed by dividing Adjusted Operating Profit by Adjusted Revenue. Adjusted Revenue is calculated using foreign exchange rates as of the beginning of the fiscal year, and for 2024, excludes the impact of hedging gains or losses realized as revenues from cash flow hedges entered into after January 1 and excludes revenues denominated in ARS. Adjusted Operating Profit is calculated as Adjusted Revenue less Adjusted Operating Expenses. Adjusted Operating Expenses was calculated using foreign exchange rates as of the beginning of the fiscal year, excluding the foreign exchange impact on content amortization as titles are amortized at a historical blended rate based on the timing of spend. The Company did not use financial performance measures to inform compensation for the Named Executive Officers in years prior to 2023, and we may determine a different financial performance measure to be the most important financial performance measure in future years.

(2) The PSUs granted to Named Executive Officers in fiscal year 2024 will vest based on our TSR performance relative to companies in the S&P 500.

Aside from the measures listed above, we did not use any financial performance measures to link CAP to company performance in fiscal year 2024.

Description of the Relationship Between Pay and Performance

CAP vs. Total Shareholder Return



Legend:
- CAP to PEO (Reed Hastings)
- CAP to PEO (Ted Sarandos)
- CAP to PEO (Greg Peters)
- Average CAP to Non-PEO NEOs
- Company Total Shareholder Return ("TSR")

CAP vs. Net Income



CAP vs. F/X Neutral Operating Margin



Total Shareholder Return: Company vs. Peer Group



Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2024. There were no equity compensation plans or arrangements not approved by security holders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders:			
2011 Plan[1]	8,037,709	232.85	—
2020 Plan	7,381,293	399.20	13,766,681
Equity compensation plans not approved by security holders	—	—	—
Total	15,419,002[2]	312.48	13,766,681

(1) No new awards may be issued under the Netflix, Inc. 2011 Stock Plan (the "2011 Plan") after June 4, 2020. The outstanding options under the 2011 Plan are described in this row.

(2) Weighted average life is 5.16 years.

Information Concerning Solicitation and Voting

General

The attached proxy is solicited on behalf of the Board of Directors (the "Board") of Netflix, Inc., a Delaware corporation (the "Company," "Netflix," "we," "us" or "our"), for use at the annual meeting of stockholders to be held on June 5, 2025, at 3:00 p.m. Pacific Time (6:00 p.m. Eastern Time) (the "Annual Meeting"), or at any adjournment or postponement of this meeting, for the purposes set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Stockholders and form of proxy. This year's Annual Meeting will be held entirely via the internet and will be conducted by our Chief Legal Officer and Secretary. Stockholders may participate in the Annual Meeting by visiting the following website: *www.virtualshareholdermeeting.com/NFLX2025*. To participate in the Annual Meeting, you will need the 16-Digit Control Number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin at 2:45 p.m. Pacific Time (5:45 p.m. Eastern Time), and you should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page.

Hosting the Annual Meeting via the internet provides expanded access, reduced environmental impact and cost savings for our stockholders and the Company. Hosting a virtual meeting enables increased stockholder attendance and participation. In addition, we intend for the virtual meeting format to provide stockholders a similar level of transparency to the traditional in person meeting format. Questions at our Annual Meeting will be limited to those for our auditors, if any.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials over the internet. Accordingly, we will mail, on or about April 17, 2025, a Notice of Internet Availability of Proxy Materials to stockholders of record and beneficial owners as of the close of business on April 7, 2025, referred to as the Record Date. On the date of mailing of the Notice of Internet Availability of Proxy Materials, all stockholders will have the ability to access all of the proxy materials at *ir.netflix.net/annual-reports-and-proxies.* Should you request it, we will make paper copies of these proxy materials available free of charge. To request a copy, please send your request to our Secretary at the address listed below.

Our principal executive offices are located at 121 Albright Way, Los Gatos, CA, 95032, and our telephone number is (408) 540-3700. Our internet website address is *www.netflix.com*. You may find our SEC filings, including our annual reports on Form 10-K, on our Investor Relations website *at ir.netflix.net/secfilings*.

Revocability of Proxies

You may change your vote at any time prior to the vote at the Annual Meeting. If you are a stockholder of record as of the Record Date, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary at the address above prior to your shares being voted, or by attending the Annual Meeting and voting via the internet. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. For shares you hold beneficially in the name of a broker, trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting via the internet.

Voting and Solicitation

Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. At the close of business on the Record Date, there were 425,571,266 shares of common stock outstanding and entitled to vote. Each holder of record of shares of common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

You may vote via the internet by going to *www.proxyvote.com* and following the instructions on the screen. As explained in greater detail in the Notice of Internet Availability of Proxy Materials, to vote your shares, you may vote via the internet by visiting *www.proxyvote.com* and having available your 16-Digit Control Number(s) contained on your Notice of Internet Availability of Proxy Materials. If you received your proxy materials by mail, you may vote by completing the enclosed proxy card, dating and signing it and returning it in the postage-paid envelope provided, or you may vote by phone by following the instructions on your proxy card. You may vote via the internet or by phone up until 8:59 p.m. Pacific Time (11:59 p.m. Eastern Time) on June 4, 2025. If you vote by mail, your proxy card must be received by June 4, 2025. If you are a stockholder of record on the Record Date, you can participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/NFLX2025* and vote your shares during the Annual Meeting.

Properly delivered proxies will be voted at the Annual Meeting in accordance with the specifications made. Where no specifications are given, such proxies will be voted "FOR" all nominees, "FOR" Proposals Two through Three and "AGAINST" Proposals Four through Eight. It is not expected that any matters other than those referred to in this Proxy Statement will be brought before the Annual Meeting. If, however, any matter not described in this Proxy Statement is properly presented for action at the Annual Meeting, the persons named as proxies in the enclosed form of proxy will have authority to vote according to their own discretion.

Quorum

The required quorum for the transaction of business at the Annual Meeting is the presence via the internet or by proxy of holders of a majority of the stock issued and outstanding and entitled to vote at the Annual Meeting as of the Record Date. Shares that are voted "FOR," "AGAINST," or "ABSTAIN," are treated as being present at the Annual Meeting for purposes of establishing a quorum, as are "broker non-votes," which occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner.

Required Vote, Abstentions and Broker Non-Votes

For the election of directors (Proposal One of this Proxy Statement), approval requires a "majority of votes cast," which means that the number of shares voted "for" a director's election exceeds fifty percent (50%) of the total number of votes cast with respect to that director's election. Votes cast for Proposal One include direction to withhold authority in each case and exclude abstentions with respect to that director's election. For Proposals Two, Three, and the stockholder proposals, approval requires the affirmative vote of the majority of shares present or represented by proxy at the meeting and entitled to vote on the proposal.

The following table summarizes the votes required for each proposal and the impact of abstentions and broker non-votes.

	Vote Required	Effect of an Abstention	Effect of a Broker Non-Vote
Management Proposals			
Proposal 1: Director Elections	Majority of votes cast	No effect	No effect
Proposal 2: Ratification of Auditors	Majority of shares present or represented by proxy at the meeting and entitled to vote on the proposal	Treated as a Vote Against	Not applicable, as discretionary vote is permitted
Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay")	Majority of shares present or represented by proxy at the meeting and entitled to vote on the proposal	Treated as a Vote Against	No effect
Stockholder Proposals			
Proposals 4 through 8	Majority of shares present or represented by proxy at the meeting and entitled to vote on the proposal	Treated as a Vote Against	No effect

If you hold your shares through a broker, bank or other nominee ("street name") it is critical that you cast your vote if you want it to count in the election of directors (Proposal 1 of this Proxy Statement), advisory approval of Named Executive Officer compensation (Proposal 3 of this Proxy Statement), and any of the stockholder proposals (Proposals Four through Eight of this Proxy Statement). Thus, if you hold your shares in "street name" and you do not instruct your bank or broker how to vote in the election of directors, no vote will be cast on your behalf on these proposals.

The cost of soliciting proxies will be borne by us. We may reimburse banks and brokers and other persons representing beneficial owners for their reasonable out-of-pocket costs. Our officers, directors and others may solicit proxies, personally or by telephone, facsimile or electronic mail, without additional compensation. If you vote using the internet or by phone, you may incur data or telephone usage charges from internet access providers or phone companies. We will not reimburse those costs.

Stockholder Proposals

Stockholder proposals that are intended to be presented at our 2026 annual meeting of stockholders in our proxy materials for such meeting must comply with the requirements of SEC Rule 14a-8 and must be received by our Secretary no later than December 18, 2025 in order to be included in our Proxy Statement and proxy materials relating to our 2026 annual meeting of stockholders.

Stockholder nominations for director that are intended to be presented at our 2026 annual meeting of stockholders in our proxy materials for such meeting must comply with our Bylaws and must be received by our Secretary no earlier than November 18, 2025 and no later than December 18, 2025 in order to be considered for inclusion in our Proxy Statement and proxy materials relating to our 2026 annual meeting of stockholders.

A stockholder proposal or a nomination for director or any other matter that will not be included in our Proxy Statement and proxy materials, but that a stockholder intends to present via the internet at the meeting, must generally be submitted to our Secretary no earlier than February 1, 2026, and no later than March 3, 2026.

To be timely for purposes of Rule 14a-19 of the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19, which must be received in accordance with the requirements of our Bylaws as described above.

The notice should be addressed to our Secretary. Proposals and nominations should be mailed to: Netflix, Inc., 121 Albright Way, Los Gatos, California 95032, Attention: Secretary, with a copy to stockholderproposals@netflix.com, or by email to stockholderproposals@netflix.com. Our Bylaws have been filed with the SEC and are available at *www.sec.gov*.

Stockholders Sharing an Address

Stockholders sharing an address with another stockholder may receive only one Notice of Internet Availability of Proxy Materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate Notice of Internet Availability of Proxy Materials now or in the future may write or call Broadridge to request a separate copy from:


Householding Department
Broadridge
51 Mercedes Way, Edgewood, NY 11717
1-866-540-7095


Broadridge will promptly, upon written or oral request, deliver a Notice of Internet Availability of Proxy Materials, or if requested, a separate copy of its annual report or this Proxy Statement to any stockholder at a shared address to which only a single copy was delivered.

Similarly, stockholders sharing an address with another stockholder who have received multiple copies of the Company's Notice of Internet Availability of Proxy Materials may write or call the above address and phone number to request delivery of a single copy in the future.

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

By order of the Board

David Hyman

Chief Legal Officer and Secretary

April 17, 2025
Los Gatos, California





NETFLIX

121 ALBRIGHT WAY
LOS GATOS, CA 95032
408-540-3700